UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2019
001-35878
(Commission File Number)

Intelsat S.A.
(Translation of registrant’s name into English)

4 rue Albert Borschette
Luxembourg
Grand Duchy of Luxembourg
L-1246
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒             Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INTELSAT S.A.
Quarterly Report for the three months ended March 31, 2019

INTRODUCTION
In this Quarterly Report, unless otherwise indicated or the context otherwise requires, (1) the terms “we,” “us,” “our,” “the Company” and “Intelsat S.A.” refer to Intelsat S.A. and its subsidiaries on a consolidated basis, (2) the term “Intelsat Holdings” refers to Intelsat Holdings S.A., Intelsat S.A.’s indirect wholly-owned subsidiary, (3) the term “Intelsat Investments” refers to Intelsat Investments S.A., Intelsat Holdings’ direct wholly-owned subsidiary, (4) the term “Intelsat Luxembourg” refers to Intelsat (Luxembourg) S.A., Intelsat Investments’ direct wholly-owned subsidiary, (5) the term "Intelsat Envision" refers to Intelsat Envision Holdings LLC, Intelsat Luxembourg's direct wholly-owned subsidiary, (6) the terms “Intelsat Connect” and “ICF” refer to Intelsat Connect Finance S.A., Intelsat Envision's direct wholly-owned subsidiary, (7) the term “Intelsat Jackson” refers to Intelsat Jackson Holdings S.A., Intelsat Connect’s direct wholly-owned subsidiary, (8) the term “Intelsat US LLC” refers to Intelsat US LLC (formerly known as Intelsat Corporation), Intelsat Jackson’s indirect wholly-owned subsidiary and (9) the term “Intelsat General” refers to Intelsat General Communications LLC (formerly known as Intelsat General Corporation), our government business subsidiary.
In this Quarterly Report, unless the context otherwise requires, all references to transponder capacity or demand refer to transponder capacity or demand in the C-band and Ku-band frequencies only.
FINANCIAL AND OTHER INFORMATION
Unless otherwise indicated, all references to “dollars” and “$” in this Quarterly Report are to, and all monetary amounts in this Quarterly Report are presented in, U.S. dollars. Unless otherwise indicated, the financial information contained in this Quarterly Report has been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).
Certain monetary amounts, percentages and other figures included in this Quarterly Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.
In this Quarterly Report, we refer to and rely on publicly available information regarding our industry and our competitors. Although we believe the information is reliable, we cannot guarantee the accuracy and completeness of the information and have not independently verified it.
FORWARD-LOOKING STATEMENTS
Some of the statements in this Quarterly Report on Form 6-K, or Quarterly Report, and oral statements made from time to time by our representatives constitute forward-looking statements that do not directly or exclusively relate to historical facts. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements as long as they are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements.
When used in this Quarterly Report, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Examples of these forward-looking statements include, but are not limited to, statements regarding the following: our expectations as to the impact of the loss of Intelsat 29e on our business and financial outlook; our intention to leverage our satellite launches and maximize the value of our spectrum rights, including the pursuit of partnerships to optimize new satellite business cases and the exploration of joint use of certain spectrum with the wireless sector in certain geographies; our expectations as to the potential timing of a final U.S. Federal Communications Commission (“FCC”) ruling with respect to our C-band joint-use proposal; the trends that we believe will impact our revenue and operating expenses in the future; and our expected capital expenditures in 2019 and during the next several years.
The forward-looking statements made in this Quarterly Report reflect our intentions, plans, expectations, assumptions, anticipations, projections, estimations, predictions, outlook and beliefs about future events. These forward-looking statements speak only as of the date of this Quarterly Report and are not guarantees of future performance or results and are subject to risks, uncertainties and other factors, many of which are outside of our control. These factors could cause actual results or developments to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. Known risks include, among others, the risks discussed in Item 3D—Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2018, the political, economic, regulatory and legal conditions in the markets we are targeting for communications services or in which we operate, and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements:

•	risks associated with operating our in-orbit satellites;

•	satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced satellite performance;

•
potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches;

•
our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations;

•	possible future losses on satellites that are not adequately covered by insurance;

•	U.S. and other government regulation;

•	changes in our contracted backlog or expected contracted backlog for future services;

•	pricing pressure and overcapacity in the markets in which we compete;

•	our ability to access capital markets for debt or equity;

•	the competitive environment in which we operate;

•	customer defaults on their obligations to us;

•	our international operations and other uncertainties associated with doing business internationally;

•	litigation; and

•	other risks discussed in our Annual Report or this Quarterly Report.
Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, level of activity, performance or achievements. Because actual results could differ materially from our intentions, plans, expectations, assumptions, anticipations, projections, estimations, predictions, outlook and beliefs about the future, you are urged not to rely on forward-looking statements in this Quarterly Report and to view all forward-looking statements made in this Quarterly Report with caution. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I. FINANCIAL INFORMATION

Item 1.    Financial Statements
INTELSAT S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except per share amounts)

	December 31, 2018	March 31, 2019
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$485,120	$489,648
Restricted cash	22,037	22,110
Receivables, net of allowances of $28,542 in 2018 and $26,421 in 2019	271,393	240,999
Contract assets	45,034	55,248
Prepaid expenses and other current assets	24,075	26,285
Total current assets	847,659	834,290
Satellites and other property and equipment, net	5,511,702	5,419,410
Goodwill	2,620,627	2,620,627
Non-amortizable intangible assets	2,452,900	2,452,900
Amortizable intangible assets, net	311,103	302,515
Contract assets, net of current portion	96,108	98,308
Other assets	401,414	511,463
Total assets	$12,241,513	$12,239,513
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$108,101	$102,031
Taxes payable	5,679	7,578
Employee related liabilities	29,696	27,486
Accrued interest payable	284,649	317,656
Contract liabilities	137,746	133,725
Deferred satellite performance incentives	35,261	35,775
Other current liabilities	59,080	59,535
Total current liabilities	660,212	683,786
Long-term debt, net of current portion	14,028,352	14,038,533
Contract liabilities, net of current portion	1,131,319	1,127,205
Deferred satellite performance incentives, net of current portion	210,346	202,465
Deferred income taxes	82,488	87,988
Accrued retirement benefits, net of current portion	133,735	130,620
Other long-term liabilities	77,670	170,443
Shareholders’ deficit:
Common shares; nominal value $0.01 per share	1,380	1,406
Paid-in capital	2,551,471	2,554,384
Accumulated deficit	(6,606,426)	(6,710,857)
Accumulated other comprehensive loss	(43,430)	(59,511)
Total Intelsat S.A. shareholders’ deficit	(4,097,005)	(4,214,578)
Noncontrolling interest	14,396	13,051
Total liabilities and shareholders’ deficit	$12,241,513	$12,239,513
See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2019
Revenue	$543,782	$528,449
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	82,571	105,405
Selling, general and administrative	60,282	51,658
Depreciation and amortization	166,457	171,094
Total operating expenses	309,310	328,157
Income from operations	234,472	200,292
Interest expense, net	282,454	316,602
Gain on early extinguishment of debt	65	—
Other income, net	4,429	1,413
Loss before income taxes	(43,488)	(114,897)
Provision for income taxes	22,361	5,145
Net loss	(65,849)	(120,042)
Net income attributable to noncontrolling interest	(952)	(580)
Net loss attributable to Intelsat S.A.	$(66,801)	$(120,622)
Net loss per common share attributable to Intelsat S.A.:
Basic	$(0.56)	$(0.87)
Diluted	$(0.56)	$(0.87)
See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2019
Net loss	$(65,849)	$(120,042)
Other comprehensive income (loss), net of tax:
Defined benefit retirement plans:
Reclassification adjustment for amortization of unrecognized prior service credits, net of tax included in other income, net	(2)	(626)
Reclassification adjustment for amortization of unrecognized actuarial loss, net of tax included in other income, net	938	736
Adoption of ASU 2018-02 (see Note 14—Income Taxes)	—	(16,191)
Marketable securities:
Reclassification adjustment for pension assets’ gains, net of tax included in other income, net	(351)	—
Other comprehensive income (loss)	585	(16,081)
Comprehensive loss	(65,264)	(136,123)
Comprehensive income attributable to noncontrolling interest	(952)	(580)
Comprehensive loss attributable to Intelsat S.A.	$(66,216)	$(136,703)
See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(in thousands, except where otherwise noted)

For the three months ended March 31, 2018
	Common				Accumulated Other Comprehensive Loss	Total Intelsat S.A. Shareholders' Deficit	Noncontrolling Interest
	Shares (in millions)	Amount	Paid-in Capital	Accumulated Deficit
Balance at December 31, 2017	119.6	$1,196	$2,173,367	$(5,894,659)	$(87,774)	$(3,807,870)	$19,306
Net income (loss)	—	—	—	(66,801)	—	(66,801)	952
Dividends paid to noncontrolling interests	—	—	—	—	—	—	(2,601)
Share-based compensation	1.0	10	2,074	—	—	2,084	—
Postretirement/pension liability adjustment, net of tax	—	—	—	—	936	936	—
Other comprehensive income, net of tax of ($0.2) million	—	—	—	—	(351)	(351)	—
Adoption of ASU 2014-09	—	—	—	(281,741)	—	(281,741)	—
Adoption of ASU 2016-16	—	—	—	169,579	—	169,579	—
Balance at March 31, 2018	120.6	$1,206	$2,175,441	$(6,073,622)	$(87,189)	$(3,984,164)	$17,657

For the three months ended March 31, 2019
	Common				Accumulated Other Comprehensive Loss	Total Intelsat S.A. Shareholders' Deficit	Noncontrolling Interest
	Shares (in millions)	Amount	Paid-in Capital	Accumulated Deficit
Balance at December 31, 2018	138.0	$1,380	$2,551,471	$(6,606,426)	$(43,430)	$(4,097,005)	$14,396
Net income (loss)	—	—	—	(120,622)	—	(120,622)	580
Dividends paid to noncontrolling interests	—	—	—	—	—	—	(1,925)
Share-based compensation	2.6	26	2,913	—	—	2,939	—
Postretirement/pension liability adjustment, net of tax	—	—	—	—	110	110	—
Adoption of ASU 2018-02 (see Note 14—Income Taxes)	—	—	—	16,191	(16,191)	—	—
Balance at March 31, 2019	140.6	$1,406	$2,554,384	$(6,710,857)	$(59,511)	$(4,214,578)	$13,051

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2019
Cash flows from operating activities:
Net loss	$(65,849)	$(120,042)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	166,457	171,094
Provision for doubtful accounts	1,266	411
Foreign currency transaction (gain) loss	(741)	1,030
Loss on disposal of assets	—	40
Share-based compensation	1,303	2,707
Deferred income taxes	(50)	2,029
Amortization of discount, premium, issuance costs and related costs	12,109	10,049
Gain on early extinguishment of debt	(65)	—
Amortization of actuarial loss and prior service credits for retirement benefits	1,224	112
Unrealized (gains) losses on derivatives and investments	(21,309)	8,931
Sales-type lease	—	6,913
Other non-cash items	(769)	(108)
Changes in operating assets and liabilities:
Receivables	(17,204)	29,396
Prepaid expenses, contract and other assets	(7,441)	(22,826)
Accounts payable and accrued liabilities	14,377	2,106
Accrued interest payable	22,626	33,007
Deferred revenue and contract liabilities	(22,250)	(8,300)
Accrued retirement benefits	(3,444)	(3,115)
Other long-term liabilities	617	3,900
Net cash provided by operating activities	80,857	117,334
Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(68,027)	(93,297)
Purchase of investments	—	(10,000)
Capital contributions to unconsolidated affiliates	(12,129)	(338)
Proceeds from insurance settlements	5,709	—
Other proceeds from satellites	3,750	—
Net cash used in investing activities	(70,697)	(103,635)
Cash flows from financing activities:
Repayments of long-term debt	(32,603)	—
Principal payments on deferred satellite performance incentives	(7,109)	(7,259)
Dividends paid to noncontrolling interest	(2,601)	(1,925)
Proceeds from exercise of employee stock options	—	232
Other financing activities	1,233	297
Net cash used in financing activities	(41,080)	(8,655)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	783	(443)
Net change in cash, cash equivalents and restricted cash	(30,137)	4,601
Cash, cash equivalents, and restricted cash beginning of period	541,391	507,157
Cash, cash equivalents, and restricted cash end of period	$511,254	$511,758

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$241,008	$238,407
Income taxes paid, net of refunds	2,174	1,936
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures	$14,447	$8,595
Capitalization of deferred satellite performance incentives	28,161	—
See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
March 31, 2019
Note 1 General
Basis of Presentation
The accompanying condensed consolidated financial statements of Intelsat S.A. and its subsidiaries (“Intelsat S.A.,” “we,” “us,” “our” or the “Company”) have not been audited, but are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. References to U.S. GAAP issued by the Financial Accounting Standards Board (“FASB”) in these footnotes are to the FASB Accounting Standards Codification (“ASC”). The unaudited condensed consolidated financial statements include all adjustments (consisting only of normal and recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of these financial statements. The results of operations for the periods presented are not necessarily indicative of operating results for the full year or for any future period. The condensed consolidated balance sheet as of December 31, 2018 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2018 on file with the U.S. Securities and Exchange Commission.
Use of Estimates
The preparation of these condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of these condensed consolidated financial statements, the reported amounts of revenues and expenses during the reporting periods, and the disclosures of contingent liabilities. Accordingly, ultimate results could differ from those estimates.
Cash, Cash Equivalents and Restricted Cash
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within our condensed consolidated balance sheets to the total sum of these amounts reported in our condensed consolidated statements of cash flows:

	As of December 31, 2018	As of March 31, 2019
Cash and cash equivalents	$485,120	$489,648
Restricted cash	22,037	22,110
Cash, cash equivalents and restricted cash	$507,157	$511,758
Restricted cash represents legally restricted amounts being held as a compensating balance for certain outstanding letters of credit.
Recently Adopted Accounting Pronouncements
In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842) ("ASC 842"), which supersedes the lease accounting requirements in ASC 840, Leases ("ASC 840"). The guidance in ASC 842 increases transparency and comparability by recognizing substantially all leases on the balance sheet and disclosing key information about leasing arrangements. Under the new standard, a lessee recognizes on its balance sheet a right-of-use (“ROU”) asset and a lease liability for leases. The FASB issued several amendments to the standard, clarifying aspects of the guidance for both lessees and lessors and providing an alternative transition method (the “effective date method”).
In March 2019, the FASB issued ASU 2019-01, Leases (Topic 842)—Codification Improvements, to increase stakeholders’ awareness of the amendments the FASB made related to ASC 842 and to expedite these improvements. The amendments clarify the FASB’s original intent regarding transition disclosures related to ASC 250, Accounting Changes and Error Corrections, by explicitly providing an exception to the paragraph 250-10-50-3 interim disclosure requirements in the ASC 842 transition disclosure requirements. The amendments should be applied as of the date ASC 842 is first applied, using the same transition methodology elected. We adopted ASU 2019-01 on January 1, 2019 along with the adoption of ASC 842.

We describe below our accounting policy changes related to leases as a result of adopting ASC 842. Our accounting policies and reported amounts with respect to the fiscal year ended December 31, 2018 and prior were not affected by the adoption of ASC 842.
We adopted ASC 842 effective January 1, 2019 using the effective date method and applied the package of practical expedients included therein. Under the package of practical expedients, we did not reassess (a) whether expired or existing contracts contain a lease under the new definition of a lease, (b) lease classification for expired or existing leases, and (c) whether previously capitalized initial direct costs would qualify for capitalization under ASC 842. We also applied the practical expedients for lessees and lessors to exempt short-term leases and to combine lease and non-lease components of a contract. By applying ASC 842 at the adoption date, as opposed to at the beginning of the earliest period presented, our reporting for periods prior to January 1, 2019 continues to be in accordance with ASC 840.
We determine if a contract is or contains a lease at inception or modification of a contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. Control over the use of the identified asset means the lessee has both (a) the right to obtain substantially all of the economic benefits from the use of the asset and (b) the right to direct the use of the asset.
Operating and finance lease ROU assets and lease liabilities are recognized based on the present value of future minimum lease payments over the expected lease term, at the commencement date. For leases in which the implicit rate is not readily determinable, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The expected lease terms include options to extend or terminate the lease when it is reasonably certain the Company will exercise such option. ROU assets include unpaid lease payments and exclude lease incentives and initial direct costs incurred. For our operating leases, we recognize lease expense for minimum lease payments on a straight-line basis over the lease term, and for our finance leases, we recognize interest expense on the lease liability using the effective interest method and amortization of the ROU assets on a straight-line basis over the lease term.
We have lease agreements with lease and non-lease components, which are generally combined, consistent with our election of the practical expedient. For lease agreements entered into or reassessed after the adoption of ASC 842 in which the Company is the lessee, the Company accounts for the lease components (e.g. fixed payments including rent, real estate taxes and insurance costs) and non-lease components (e.g. common-area maintenance costs and managed service contracts) as a single lease component for all classes of underlying assets. Leases in which the Company is the lessor are also evaluated for lease and non-lease components. In the event a sales-type lease is identified, this component is accounted for separately from lease and non-lease components that meet the practical expedient to be combined. Judgment is required in determining the allocation between lease components and also between the lease and non-lease components, as the non-lease components are the predominant components of the combined components. ASC 606 (as defined herein) is applied to the combined lease and non-lease components. Leases with an expected term of 12 months or less are not accounted for on the balance sheet and the related lease expense is recognized on a straight-line basis over the expected lease term.
The adoption of ASC 842 and related amendments resulted in the recording of ROU assets, current lease liabilities and long-term lease liabilities of approximately $88.7 million, $11.4 million and $103.0 million, respectively, as of January 1, 2019, which are included in other assets, other current liabilities and other long-term liabilities, respectively, on our condensed consolidated balance sheets. The difference between the additional ROU assets and lease liabilities, net of the deferred tax impact, was related to unamortized lease incentives received and accrued lease payments outstanding as of January 1, 2019. The standard did not have a material impact on our condensed consolidated statements of operations and statements of cash flows.
Refer to Note 13—Leases, for the required disclosures related to leases.
We adopted ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220)—Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, in the first quarter of 2019. See Note 14—Income Taxes.
Recently Issued Accounting Pronouncements
In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which changes how companies measure and recognize credit impairment for any financial assets. The standard requires companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets that are within the scope of the standard. The scope of Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost, includes financial assets measured at amortized cost basis, including net investments in leases arising from sales-type and direct financing leases. The scope does not specifically address receivables arising from operating leases. In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses to clarify that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with ASC 842. Both ASU 2016-13 and ASU 2018-19 are effective for interim and annual periods beginning after December 15, 2019 for public business entities that are SEC filers, on a modified retrospective basis. Early adoption is permitted for interim and annual periods beginning after December 15, 2018. We are in the process of evaluating the impact that ASU 2016-13 and ASU 2018-19 will have on our consolidated financial statements and associated disclosures.
In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which is intended to simplify the subsequent measurement of goodwill. The amendments in ASU 2017-04 modify the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its fair value to the condition that exists when the carrying amount of a reporting unit exceeds its fair value. An entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities, as if that reporting unit had been acquired in a business combination. ASU 2017-04 will be effective for interim and annual goodwill impairment tests in fiscal years beginning after December 15, 2019 for public business entities, on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. When adopted, we will measure impairment using the difference between the carrying amount and the fair value of the reporting unit, if required.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, as part of its disclosure framework project to improve the effectiveness of disclosures in the notes to financial statements. ASU 2018-13 modifies disclosure requirements on fair value measurements in ASC 820, Fair Value Measurement, and is effective for all entities for interim and annual periods beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is allowed for any removed or modified disclosures upon issuance of ASU 2018-13 and delayed adoption for the additional disclosures until their effective date. We are in the process of evaluating the impact that ASU 2018-13 will have on our consolidated financial statements and associated disclosures.
In August 2018, the FASB issued ASU 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20)—Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans, as part of its disclosure framework project to improve the effectiveness of disclosures in the notes to financial statements. ASU 2018-14 modifies and clarifies disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. The amendments remove certain disclosure requirements and require additional disclosures including the weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates, an explanation of the reasons for significant gains and losses related to changes in the benefit obligation for the period, the projected benefit obligation ("PBO") and fair value of plan assets for plans with PBOs in excess of plan assets, and the accumulated benefit obligation ("ABO") and fair value of plan assets for plans with ABOs in excess of plan assets. ASU 2018-14 is effective for public business entities for fiscal years ending after December 15, 2020, on a retrospective basis to all periods presented with early adoption allowed. We are in the process of evaluating the impact that ASU 2018-14 will have on our consolidated financial statements and associated disclosures.
In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, to improve current U.S. GAAP by clarifying the accounting for implementation costs of a hosting arrangement that is a service contract. The amendments align the requirements for capitalizing implementation costs incurred in a cloud computing arrangement (hosting arrangement) that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The amendments require costs for implementation activities in the application development stage to be capitalized depending on the nature of the costs, and costs incurred during the preliminary project and post-implementation stages to be expensed as the activities are performed. ASU 2018-15 also requires the entity (customer) to expense capitalized implementation costs of a hosting arrangement that is a service contract over the term of the hosting arrangement, and the entity (customer) to present the expense related to the capitalized implementation costs in the same line item in the statement of income as the fees associated with the hosting element (service) of the arrangement, as well as to classify payments for capitalized implementation costs in the statement of cash flows in the same manner as payments made for fees associated with the hosting element. ASU 2018-15 is effective for public business entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. ASU 2018-15 can be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption, with early adoption allowed. We are in the process of evaluating the impact that ASU 2018-15 will have on our consolidated financial statements and associated disclosures.
In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808)—Clarifying the Interaction between Topic 808 and Topic 606, to clarify the interaction between ASC 808, Collaborative Arrangements ("ASC 808") and ASC 606, Revenue from Contracts with Customers ("ASC 606"). ASU 2018-18 is effective for public business entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption allowed. ASU 2018-18 can be applied retrospectively to the date of initial application of ASC 606, with cumulative effect of initially applying the amendments in this update adjusted to the opening balance of retained earnings of the later of the earliest annual period presented and the annual period that includes the date of the entity's initial application of ASC 606. The amendments in ASU 2018-18 can be applied to all contracts or only to contracts that are not completed at the date of initial application of ASC 606. We are in the process of evaluating the impact that ASU 2018-18 will have on our consolidated financial statements and associated disclosures.

Note 2 Share Capital
Under our Articles of Incorporation, we have an authorized share capital of $10.0 million, represented by 1.0 billion shares of any class with a nominal value of $0.01 per share. At March 31, 2019, there were 140.6 million common shares issued and outstanding.
Note 3 Revenue
(a) Revenue Recognition
We earn revenue primarily by providing services to our customers using our satellite transponder capacity. Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. On-network services are comprised primarily of services delivered on our owned network infrastructure, as well as commitments for third-party capacity, generally long-term in nature, that we integrate and market as part of our owned infrastructure. In the case of third-party services in support of government applications, the commitments for third-party capacity are shorter and matched to the government contracting period, and thus remain classified as off-network services. Off-network services can include transponder services and other satellite-based transmission services, such as mobile satellite services (“MSS”), which are sourced from other operators, often in frequencies not available on our network. Under the category Off-Network and Other Revenues, we also include revenues from consulting and other services.
For each service type, the price per unit in our contracts is generally fixed for each defined time period. While the number of units or price per unit in our multi-year contracts may be different by year or another time period, the number of units and price per unit are fixed for each defined time period and the total contract price is fixed. To determine the proper revenue recognition method for contracts, we evaluate whether two or more services should be combined and accounted for as a single performance obligation. Our specific revenue recognition policies are as follows:
Satellite Utilization Charges. The Company’s contracts for satellite utilization services often contain multiple service orders for the provision of capacity on or over different beams, satellites, frequencies, geographies or time periods. Under each separate service order, the Company’s satellite services, comprised of transponder services, managed services, channel services, and occasional use managed services, are delivered in a series of time periods that are distinct from each other and have the same pattern of transfer to the customer. In each period, the Company’s obligation is to make those services available to the customer. Throughout each service period, the Company provides services that are able to be used continuously, and the customer simultaneously receives and consumes the benefits provided by the Company. We believe that, given our services are stand-ready obligations that are available continuously, the passage of time most faithfully reflects our satisfaction of the performance obligation. We also have certain obligations, including providing spare or substitute capacity if available, in the event of satellite service failure under certain long-term agreements. While we are generally not obligated to refund satellite utilization payments previously made, credits may be granted for sustained service outages in certain circumstances.
Similar to satellite utilization charges, we have determined that the customer simultaneously receives and consumes benefits provided by the Company for satellite related consulting and technical services, tracking, telemetry and commanding services (“TT&C”) and in-orbit backup services, as detailed below. Therefore, we believe that the passage of time most faithfully reflects our satisfaction of the performance obligation for these services:
Satellite Related Consulting and Technical Services. We recognize revenue from the provision of consulting services as those services are performed. We recognize revenue for consulting services with specific performance obligations, such as transfer orbit support services or training programs over the service period.
TT&C. We earn TT&C services revenue from providing operational services to other satellite owners and from certain customers on our satellites. TT&C agreements entered into in connection with our satellite utilization contracts are typically for the period of the related service agreement. We recognize this revenue over the term of the service agreement.
In-Orbit Backup Services. We provide back-up transponder capacity that is held on reserve for certain customers on agreed-upon terms. We recognize revenues for in-orbit protection services over the term of the related agreement.
Revenue Share Arrangements. We recognize revenues under revenue share agreements for satellite-related services either on a gross or net basis in accordance with principal versus agent considerations.
We occasionally sell products or services individually or in some combination to our customers. When products or services are sold together, we allocate revenue for each performance obligation based on each obligation’s relative selling price. In these arrangements, revenue for products is recognized when the transfer of control passes to the customer, while service revenue is recognized over the service term.

Contract Assets
Contract assets include unbilled amounts typically resulting from sales under our long-term contracts when the total contract value is recognized on a straight-line basis and the revenue recognized exceeds the amount billed to the customer.

Contract Liabilities
Contract liabilities consist of advance payments and collections in excess of revenue recognized and deferred revenue. Our contracts at times contain prepayment terms that range from one month to one year in advance of providing the service. As a practical expedient, we do not need to adjust the promised amount of consideration for the effects of a significant financing component if we expect, at contract inception, that the period of time between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less. For a small subset of contracts with advance payments that contain prepayment terms greater than one year and up to fifteen years, we assess whether a significant financing component exists by considering the difference between the amount of promised consideration and the cash selling price of the promised services. The prepayment amount is generally based on a standard methodology that discounts the total of the standard monthly charges over the service term to determine the prepayment amount, resulting in a difference between the amount of promised consideration and the cash selling price of the promised services. The Company considers the timing difference between payment and the promised transfer of services, combined with the Company’s incremental borrowing rates, to determine whether a significant financing component exists. When a significant financing component exists, the amount of revenue recognized exceeds the amount of cash received from the customer. After receiving cash from the customer but prior to the Company providing services, the Company records additional contract liabilities as well as offsetting interest expense to reflect the upfront financing the Company is effectively receiving from the customer. Once the Company begins providing services, additional interest expense is recorded each period using the effective interest method, as well as corresponding additional revenue, which is recognized ratably over the service period.
For the three months ended March 31, 2018 and 2019, we recognized revenue of $78.3 million and $90.3 million that was included in the contract liability balances as of January 1, 2018 and 2019, respectively. In addition, the total amount of consideration included in contract assets as of January 1, 2018 and 2019 that became unconditional for the three months ended March 31, 2018 and 2019 was $11.0 million and $6.2 million, respectively.
Assets Recognized from the Costs to Obtain a Customer Contract
We recognize an asset for the incremental costs of obtaining a contract with a customer if we expect the benefit of those costs to be longer than one year. We have determined that our sales incentive program meets the requirements to be capitalized due to the incremental nature of the costs and the expectation that the Company will recover such costs. The assets recognized from the costs to obtain a customer contract are amortized over a period that is consistent with the transfer to the customer of the services to which the asset relates. We capitalized $1.5 million and $1.9 million for our sales incentive program and amortized $1.2 million and $1.8 million for the three months ended March 31, 2018 and 2019, respectively.
Contract Modifications
Contracts are often modified to account for changes in contract specifications or requirements. We consider contract modifications to exist when the modification either creates new rights or obligations or changes the existing enforceable rights and obligations of either party. Most of our contract modifications are for goods and services that are distinct from the existing contract, as they consist of additional months of service priced at the Company’s standalone selling prices of the additional services and are therefore treated as separate contracts. For contract modifications that do not result in additional distinct goods or services, the effect of a contract modification on the transaction price and our measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue.
Significant Judgments
We occasionally enter into certain contracts in which the customer makes payments in advance of services to be delivered, which may be years in the future. The reasons for the prepayments in these contracts vary, but generally can be either for the customer’s benefit or for the Company’s benefit (such as the ability to use the cash received from the customer to pay for the construction of a satellite asset). The determination of whether contracts with a prepayment provision contain a significant financing component requires judgment. The Company makes this determination based on various factors, including the differences between the amount of promised consideration and cash selling prices, the length of time between payment and the transfer of services and prevailing interest rates in the market.
While most satellite utilization contracts contain multiple performance obligations for each transponder service on different satellites, the service period for the different satellite utilization performance obligations is generally the same time period. In the event that the time period for multiple performance obligations is not the same, we allocate the total transaction price to each performance obligation in an amount based on the estimated relative standalone selling price of the promised good or service underlying such performance obligation. Judgment is required to determine the standalone selling price for each distinct performance obligation. In order to estimate standalone selling prices, we use an adjusted market assessment approach which involves an evaluation of the market and an estimate of the price that our customers are willing to pay, or an expected cost plus a margin approach.

When more than one party is involved in providing goods or services to a customer, we generally recognize the transaction on a gross basis due to the level of control that we have prior to the transfer of the good or service. These arrangements include instances where we procure equipment from vendors and sell to third-party customers, when we enter into revenue sharing arrangements with other parties and when we purchase capacity for voice, data and video services provided by third-party commercial satellite operators for which the desired frequency type or geographic coverage is not available on Intelsat’s network. Our third-party capacity arrangements (off-network) are more significant and, in determining whether we are the principal or the agent in these arrangements, we consider whether or not we control the service before it is transferred to the customer. In this determination, we consider the definition of control as set forth in ASC 606-10-25-25. When we purchase satellite transponder capacity from a third party, we have the ability to direct the use of and obtain substantially all of the remaining benefits from the purchased capacity. We obtain the right to the service to be performed by the third party, which gives the Company the ability to direct that party to provide the service to the customer on the Company’s behalf. No other third party can direct the use of or obtain any benefits from the capacity.
We also considered the factors in ASC 606-10-55-39 in the Company’s determination of control. In the vast majority of cases, when we resell capacity to third party customers, we are primarily responsible for the fulfillment of the services and acceptability of the service. Additionally, the Company has full discretion in establishing the pricing for transponder services with the customer and assumes the credit risk associated with capacity purchased from the third party. In the event the service is not acceptable to the customer, we are required to identify an alternative solution. Based on these considerations, we have concluded that we are the principal in the transaction for these arrangements. When these factors are not met, the Company recognizes revenue for third-party capacity arrangements on a net basis.
Judgment is required in determining whether we are the principal or the agent in transactions involving third parties.

Remaining Performance Obligations
Our remaining performance obligation, which we refer to as contracted backlog, is our expected future revenue under existing customer contracts and includes both cancelable and non-cancelable contracts. Our remaining performance obligation was approximately $7.9 billion as of March 31, 2019, approximately 88% of which related to contracts that were non-cancelable and approximately 11% of which related to contracts that were cancelable subject to substantial termination fees. We assess the contract term of our cancelable contracts as the full stated term of the contract assuming each contract is not canceled since the termination penalty upon cancellation is substantive. As of March 31, 2019, the weighted average remaining customer contract life was approximately 4.4 years. Approximately 35%, 23%, and 42% of our total remaining performance obligation as of March 31, 2019 is expected to be recognized as revenue during 2019 and 2020, 2021 and 2022, and 2023 and thereafter, respectively. The amount included in the remaining performance obligation represents the full-service charge for the duration of the contract and does not include termination fees. The amount of the termination fees, which is not included in the remaining performance obligation amount, is generally calculated as a percentage of the remaining performance obligation associated with the contract. In certain cases of breach for non-payment or customer financial distress or bankruptcy, we may not be able to recover the full value of certain contracts or termination fees. Our remaining performance obligation includes 100% of the remaining performance obligation of our consolidated ownership interests, which is consistent with the accounting for our ownership interest in these entities.
(b) Business and Geographic Segment Information
We operate in a single industry segment in which we provide satellite services to our communications customers around the world. Our revenues are disaggregated by billing region, service type and customer set. Revenue by region is based on the locations of customers to which services are billed. Our satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Of our remaining assets, substantially all are located in the United States.
The following table disaggregates revenue by billing region (in thousands, except percentages):

	Three Months Ended March 31, 2018		Three Months Ended March 31, 2019
North America	$278,656	51%	$268,370	51%
Europe	64,616	12%	61,276	12%
Latin America and Caribbean	71,070	13%	65,477	12%
Africa and Middle East	70,740	13%	62,420	12%
Asia-Pacific	58,700	11%	70,906	13%
Total	$543,782	100%	$528,449	100%
The following table disaggregates revenue by type of service (in thousands, except percentages):

	Three Months Ended March 31, 2018		Three Months Ended March 31, 2019
On-Network Revenues
Transponder services	$395,696	73%	$377,284	71%
Managed services	100,682	19%	93,201	18%
Channel	1,184	—%	691	—%
Total on-network revenues	497,562	92%	471,176	89%
Off-Network and Other Revenues
Transponder, MSS and other off-network services	34,983	6%	49,858	9%
Satellite-related services	11,237	2%	7,415	1%
Total off-network and other revenues	46,220	8%	57,273	11%
Total	$543,782	100%	$528,449	100%
By customer application, our revenues from network services, media, government and satellite-related services for the three months ended March 31, 2018 were $198.6 million, $239.3 million, $97.3 million, and $8.6 million, respectively, as compared to $204.3 million, $226.0 million, $93.2 million, and $4.9 million, respectively, for the three months ended March 31, 2019.
Approximately 11% and 14% of our revenue was derived from our largest customer during each of the three months ended March 31, 2018 and 2019, respectively. Our ten largest customers accounted for approximately 37% and 41% of our revenue during the three months ended March 31, 2018 and 2019, respectively.
Note 4 Net Loss per Share
Basic earnings per share (“EPS”) is computed by dividing net loss attributable to Intelsat S.A.’s common shareholders by the weighted average number of common shares outstanding during the periods.
The following table sets forth the computation of basic and diluted net loss per share attributable to Intelsat S.A.:

	(in thousands, except per share data or where otherwise noted)
	Three Months Ended March 31, 2018	Three Months Ended March 31, 2019
Numerator:
Net loss	$(65,849)	$(120,042)
Net income attributable to noncontrolling interest	(952)	(580)
Net loss attributable to Intelsat S.A.	(66,801)	(120,622)
Net loss attributable to common shareholders	(66,801)	(120,622)
Numerator for Basic EPS - loss available to common shareholders	(66,801)	(120,622)
Numerator for Diluted EPS	(66,801)	(120,622)
Denominator:
Basic weighted average shares outstanding (in millions)	119.9	138.9
Diluted weighted average shares outstanding (in millions)	119.9	138.9
Basic net loss per common share attributable to Intelsat S.A.	$(0.56)	$(0.87)
Diluted net loss per common share attributable to Intelsat S.A.	$(0.56)	$(0.87)

In June 2018, Intelsat S.A. completed an offering of $402.5 million aggregate principal amount of its 4.5% Convertible Senior Notes due 2025 (the “2025 Convertible Notes”). We do not expect to settle the principal amount of the 2025 Convertible Notes in cash, and we therefore use the if-converted method for calculating any potential dilutive effect of the conversion on diluted net income per share, if applicable. The 2025 Convertible Notes are eligible for conversion depending upon the trading price of our common shares and under other conditions set forth in the indenture governing the 2025 Convertible Notes (the "2025 Indenture") until December 15, 2024, and thereafter without regard to any conditions. See Note 11—Long-Term Debt for additional information on the conversion conditions.
Due to a net loss for the three months ended March 31, 2018 and 2019, there were no dilutive securities, and therefore, basic and diluted EPS were the same. The weighted average number of shares that could potentially dilute basic EPS in the future was 4.6 million (consisting of common shares issuable pursuant to share-based compensation plans) and 27.3 million (consisting of common shares issuable pursuant to share-based compensation plans and the conversion of the 2025 Convertible Notes) for the three months ended March 31, 2018 and 2019, respectively.
Note 5 Share-Based and Other Compensation Plans
In April 2013, our board of directors adopted the amended and restated Intelsat Global, Ltd. 2008 Share Incentive Plan (as amended, the “2008 Equity Plan”). Also in April 2013, our board of directors adopted the Intelsat S.A. 2013 Equity Incentive Plan (the “2013 Equity Plan”). No new awards may be granted under the 2008 Equity Plan.
The 2013 Equity Plan provides for a variety of equity-based awards, including incentive stock options (within the meaning of Section 422 of the United States Internal Revenue Service Tax Code), restricted shares, restricted share units (“RSUs”), other share-based awards and performance compensation awards. Effective June 16, 2016, we increased the aggregate number of common shares authorized for issuance under the 2013 Equity Plan to 20.0 million common shares.
For all share-based awards, we recognize the compensation costs over the vesting period during which the employee provides service in exchange for the award. During the three months ended March 31, 2018 and 2019, compensation expense was $1.3 million and $2.7 million, respectively.
Time-based RSUs
We granted 0.5 million time-based RSUs during the three months ended March 31, 2019. The majority of these RSUs vest over three years from the date of grant in equal annual installments. The fair value of time-based RSUs is deemed to be the market price of common shares on the date of grant. The weighted average grant date fair value of time-based RSUs granted during the three months ended March 31, 2019 was $22.26 per RSU.
Performance-based RSUs
We granted 0.3 million performance-based RSUs during the three months ended March 31, 2019. These RSUs vest after three years from the date of grant upon achievement of an adjusted EBITDA target and achievement of a relative shareholder return, which is based on our relative shareholder return percentile ranking versus the S&P 900 Index as defined in the grant agreement. We measure the fair value of performance-based RSUs at the date of grant using the market price of our common shares. The weighted average grant date fair value of performance-based RSUs granted during the three months ended March 31, 2019 was $26.04 per RSU.
Note 6 Fair Value Measurements
ASC 820, Fair Value Measurements and Disclosure ("ASC 820") defines fair value, establishes a market-based framework or hierarchy for measuring fair value and provides for certain required disclosures about fair value measurements. The guidance is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value but does not require any new fair value measurements.
The fair value hierarchy prioritizes the inputs used in valuation techniques into three levels as follows:

•	Level 1—unadjusted quoted prices for identical assets or liabilities in active markets;

•
Level 2—quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted market prices that are observable or that can be corroborated by observable market data by correlation; and

•	Level 3—unobservable inputs based upon the reporting entity’s internally developed assumptions which market participants would use in pricing the asset or liability.
We have identified investments in marketable securities, interest rate financial derivative instruments and a warrant instrument as items that meet the criteria of the disclosure requirements and fair value framework of ASC 820.
The following tables present assets measured and recorded at fair value in our condensed consolidated balance sheets on a recurring basis and their corresponding level within the fair value hierarchy (in thousands), excluding long-term debt (see Note 11—Long-Term Debt). No transfers between Level 1, Level 2 and Level 3 fair value measurements occurred during the three months ended March 31, 2019.

		Fair Value Measurements at December 31, 2018
Description	As of December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets
Marketable securities(1)	$4,700	$4,700	$—	$—
Undesignated interest rate cap contracts(2)	33,086	—	33,086	—
Preferred stock warrant(3)	4,100	—	—	4,100
Total assets	$41,886	$4,700	$33,086	$4,100

		Fair Value Measurements at March 31, 2019
Description	As of March 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets
Marketable securities(1)	$5,081	$5,081	$—	$—
Undesignated interest rate cap contracts(2)	20,837	—	20,837	—
Preferred stock warrant(3)	3,192	—	—	3,192
Total assets	$29,110	$5,081	$20,837	$3,192

(1)
The valuation measurement inputs of these marketable securities represent unadjusted quoted prices in active markets and, accordingly, we have classified such investments within Level 1 of the fair value hierarchy. The cost basis of our marketable securities was $4.6 million at December 31, 2018 and $4.5 million at March 31, 2019. We sold marketable securities with a cost basis of $0.3 million during the three months ended March 31, 2019, and recorded a nominal loss on the sale, which was included within other income, net in our condensed consolidated statement of operations.

(2)
The valuation of our interest rate derivative instruments reflects the fair value of premiums paid, taking into account observable inputs including current interest rates, the market expectation for future interest rate volatility and current creditworthiness of the counterparties. As a result, we have determined that our derivative valuations in their entirety are classified within Level 2 of the fair value hierarchy.

(3)
We valued the warrant using a valuation technique that reflects the risk-free interest rate, time to maturity and volatility of comparable companies. We identified the inputs used to calculate the fair value as Level 3 inputs and concluded that the valuation in its entirety was classified as Level 3 within the fair value hierarchy.

Note 7 Retirement Plans and Other Retiree Benefits
(a) Pension and Other Postretirement Benefits
We maintain a noncontributory defined benefit retirement plan covering substantially all of our employees hired prior to July 19, 2001. The cost of providing benefits to eligible participants under the defined benefit retirement plan is calculated using the plan’s benefit formulas, which take into account the participants’ remuneration, dates of hire, years of eligible service and certain actuarial assumptions. In addition, as part of the overall medical plan, we provide postretirement medical benefits to certain current retirees who meet the criteria under the medical plan for postretirement benefit eligibility.
The defined benefit retirement plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. We expect that our future contributions to the defined benefit retirement plan will be based on the minimum funding requirements of the Internal Revenue Code and on the plan’s funded status. Any significant decline in the fair value of our defined benefit retirement plan assets or other adverse changes to the significant assumptions used to determine the plan’s funded status would negatively impact its funded status and could result in increased funding in future periods. The impact on the funded status is determined based upon market conditions in effect when we completed our annual valuation. During the three months ended March 31, 2019, we made cash contributions to the defined benefit retirement plan of $1.0 million. We anticipate that our remaining contributions to the defined benefit retirement plan in 2019 will be approximately $4.1 million. We fund the postretirement medical benefits throughout the year based on benefits paid. We anticipate that our contributions to fund postretirement medical benefits in 2019 will be approximately $3.1 million.
Included in accumulated other comprehensive loss at March 31, 2019 was $92.7 million ($61.4 million, net of tax) that has not yet been recognized in net periodic benefit cost.

Net periodic pension benefit costs included the following components (in thousands):

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2019
Interest cost	$3,607	$3,848
Expected return on plan assets	(6,121)	(5,873)
Amortization of unrecognized net loss	1,327	1,055
Total benefit	$(1,187)	$(970)

Net periodic other postretirement benefit costs included the following components (in thousands):

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2019
Interest cost	$663	$383
Amortization of unrecognized prior service credits	(2)	(636)
Amortization of unrecognized net gain	(101)	(307)
Total costs	$560	$(560)
(b) Other Retirement Plans
We maintain a defined contribution retirement plan qualified under the provisions of Section 401(k) of the Internal Revenue Code. We recognized compensation expense for this plan of $2.1 million during each of the three months ended March 31, 2018 and 2019. We also maintain other defined contribution retirement plans in several non-U.S. jurisdictions, but such plans are not material to our financial position or results of operations.
Note 8 Satellites and Other Property and Equipment
(a) Satellites and Other Property and Equipment, net
Satellites and other property and equipment, net were comprised of the following (in thousands):

	As of December 31, 2018	As of March 31, 2019
Satellites and launch vehicles	$10,786,802	$10,836,840
Information systems and ground segment	894,796	914,331
Buildings and other	273,155	273,643
Total cost	11,954,753	12,024,814
Less: accumulated depreciation	(6,443,051)	(6,605,404)
Total	$5,511,702	$5,419,410

Satellites and other property and equipment are stated at historical cost, except for satellites that have been impaired. Satellites and other property and equipment acquired as part of an acquisition are based on their fair value at the date of acquisition.
Satellites and other property and equipment, net as of December 31, 2018 and March 31, 2019 included construction-in-progress of $371.3 million and $409.4 million, respectively. These amounts relate primarily to satellites under construction and related launch services. Interest costs of $12.5 million and $8.3 million were capitalized during the three months ended March 31, 2018 and 2019, respectively. Additionally, depreciation expense was $156.8 million and $162.5 million for the three months ended March 31, 2018 and 2019, respectively.
We have entered into launch contracts for the launch of both specified and unspecified future satellites. Each of these launch contracts may be terminated at our option, subject to payment of a termination fee that increases as the applicable launch date approaches. In addition, in the event of a failure of any launch, we may exercise our right to obtain a replacement launch within a specified period following our request for re-launch.

(b) Recent Satellite Launches
Horizons 3e, a satellite owned by a joint venture between the Company and JSAT International, Inc. ("JSAT"), was successfully launched on September 25, 2018 and completes the Intelsat EpicNG constellation. Horizons 3e brings high-throughput satellite solutions in both C- and Ku-bands to broadband, mobility and government customers in the Asia-Pacific Ocean region from its orbital slot at 169ºE. Horizons 3e is the first Intelsat EpicNG satellite to feature a multiport amplifier that enables power portability across all Ku-band spot beams. This enhanced, advanced digital payload features full beam interconnectivity in three commercial bands and significant upgrades to power, efficiency and coverage flexibility. Horizons 3e entered into service in January 2019.
Intelsat 38, a customized Ku-band payload positioned on a third-party satellite, was successfully launched on September 25, 2018. Intelsat 38 replaces Intelsat 12 at the 45ºE location and hosts direct-to-home platforms for Central and Eastern Europe as well as the Asia-Pacific region. The satellite also provides connectivity for corporate networks and government applications in Africa. Intelsat 38 entered into service in January 2019.
(c) Significant Anomalies
In April 2019, the Intelsat 29e propulsion system experienced damage that caused a leak of the propellant on board the satellite, resulting in a service disruption to customers. Subsequently, the satellite experienced a second anomaly that caused an eventual loss of communications with the satellite that resulted in a total loss of the satellite. A failure review board has been convened with the satellite’s manufacturer, Boeing Satellite Systems, Inc., to complete a comprehensive analysis of the cause of the anomaly. While our review of the full financial impact of the satellite failure is still not complete, we expect to record an impairment charge in the second quarter of 2019 of approximately $400 million. The second quarter charge may include other financial impacts. We are actively migrating customers from Intelsat 29e to other satellites in our network, as well as third-party services, which may result in the incurrence of additional operating expenses during the remainder of 2019.
Note 9 Investments
We have an ownership interest in two entities that meet the criteria of a variable interest entity (“VIE”), Horizons Satellite Holdings, LLC (“Horizons Holdings”) and Horizons-3 Satellite LLC (“Horizons 3”), which are discussed in further detail below, including our analyses of the primary beneficiary determination as required under ASC 810, Consolidation ("ASC 810"). We also own noncontrolling investments recognized under the measurement alternative, discussed further below.
(a) Horizons Holdings
Horizons Holdings is a joint venture with JSAT that consists of two investments: Horizons-1 Satellite LLC and Horizons-2 Satellite LLC. Horizons Holdings borrowed from JSAT a portion of the funds necessary to finance the construction of the Horizons 2 satellite pursuant to a loan agreement. The borrowing was subsequently repaid. We provide certain services to the joint venture and in return utilize capacity from the joint venture.
We have determined that this joint venture meets the criteria of a VIE under ASC 810, and we have concluded that we are the primary beneficiary because decisions relating to any future relocation of the Horizons 2 satellite, the most significant asset of the joint venture, are effectively controlled by us. In accordance with ASC 810, as the primary beneficiary, we consolidate Horizons Holdings within our consolidated financial statements. Total assets of Horizons Holdings were $28.8 million and $26.2 million as of December 31, 2018 and March 31, 2019, respectively. Total liabilities were nominal as of both December 31, 2018 and March 31, 2019.
We have a revenue sharing agreement with JSAT related to services sold on the Horizons 1 and Horizons 2 satellites. We are responsible for billing and collection for such services, and we remit 50% of the revenue, less applicable fees and commissions, to JSAT. Amounts payable to JSAT related to the revenue sharing agreement, net of applicable fees and commissions, from the Horizons 1 and Horizons 2 satellites were $5.5 million and $4.3 million as of December 31, 2018 and March 31, 2019, respectively.
(b) Horizons-3 Satellite LLC
On November 4, 2015, we entered into a new joint venture agreement with JSAT. The joint venture, Horizons 3, was formed for the purpose of developing, launching, managing, operating and owning a high performance satellite located at the 169ºE orbital location.
Horizons 3, which is 50% owned by each of Intelsat and JSAT, was set up with a joint share of management authority and equal rights to profits and revenues from the joint venture. Similar to Horizons Holdings, we have a revenue sharing agreement with JSAT related to services sold on the Horizons 3 satellite. In addition, we are responsible for billing and collection for such services, and we remit 50% of the revenue, less applicable fees and commissions, to JSAT. Amounts payable to JSAT related to the revenue sharing agreement, net of applicable fees and commissions, from the Horizons 3 satellite was $1.1 million as of March 31, 2019 with no comparable amount as of December 31, 2018.
We have determined that this joint venture meets the criteria of a VIE under ASC 810; however, we have concluded that we are not the primary beneficiary and therefore do not consolidate Horizons 3. The assessment considered both quantitative and qualitative factors, including an analysis of voting power and other means of control of the joint venture as well as each owner’s exposure to risk of loss or gain. Because we and JSAT equally share control over the operations of the joint venture and also equally share exposure to risk of losses or gains, we concluded that we are not the primary beneficiary of Horizons 3. Our investment, included within other assets in our condensed consolidated balance sheets, is accounted for using the equity method of accounting. The investment balance, which is equivalent to our maximum exposure to loss, was $109.9 million and $110.2 million as of December 31, 2018 and March 31, 2019, respectively. The investment balance exceeds our equity in the net assets of Horizons 3 by $11.9 million and $12.1 million as of December 31, 2018 and March 31, 2019, respectively. This basis difference represents the capitalized interest that we incurred in relation to financing our investment and we recognize it as a reduction of our equity in earnings of Horizons 3 on a straight-line basis over the life of the satellite. We recognized a nominal amount of equity in earnings of Horizons 3 in other income, net for both the three months ended March 31, 2018 and 2019.
In connection with our investment in Horizons 3, we entered into a capital contribution and subscription agreement, which requires us to fund our 50% share of the amounts due in order to maintain our respective 50% interest in the joint venture. Pursuant to this agreement, we made contributions of $41.2 million during the year ended December 31, 2018 with no comparable amounts during the three months ended March 31, 2019. In addition, our indirect subsidiary that holds our investment in Horizons 3 has entered into a security and pledge agreement with Horizons 3, pursuant to which it has granted a security interest in its membership interests in Horizons 3. Further, our indirect subsidiary has granted a security interest to Horizons 3 in its customer capacity contracts and its ownership interest in its wholly-owned subsidiary that will hold the U.S. Federal Communications Commission license required for the joint venture’s operations.
The Horizons 3e satellite entered into service in January 2019. The Company purchases satellite capacity and related services from the Horizons 3 joint venture, and then sells that capacity to its customers. The Company also sells managed ground network services to the Horizons 3 joint venture and provides program management services for a fee. During the three months ended March 31, 2019, the Company recognized other income of $0.2 million related to the provision of these services and incurred direct costs of revenue of $3.6 million related to these purchases. On the condensed consolidated balance sheet as of March 31, 2019, $0.5 million due from Horizons 3 was included in receivables and $1.7 million due to Horizons 3 was included in accounts payable and accrued liabilities.
(c) Investments Without Readily Determinable Fair Values
Our investments without readily determinable fair values recorded in other assets in our condensed consolidated balance sheets had a total carrying value of $73.7 million and $82.8 million, consisting of six separate noncontrolling investments at December 31, 2018 and March 31, 2019, respectively.
Note 10 Goodwill and Other Intangible Assets
The carrying amounts of goodwill and acquired intangible assets not subject to amortization consist of the following (in thousands):

	As of December 31, 2018	As of March 31, 2019
Goodwill(1)	$2,620,627	$2,620,627
Orbital locations	2,387,700	2,387,700
Trade name	65,200	65,200

(1)	Net of accumulated impairment losses of $4,160,200.

We account for goodwill and other non-amortizable intangible assets in accordance with ASC 350, Intangibles—Goodwill and Other, and have deemed these assets to have indefinite lives. Therefore, these assets are not amortized but are tested on an annual basis for impairment during the fourth quarter, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable.
The carrying amount and accumulated amortization of acquired intangible assets subject to amortization consist of the following (in thousands):

	As of December 31, 2018			As of March 31, 2019
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Backlog and other	$743,760	$(701,445)	$42,315	$743,760	$(704,385)	$39,375
Customer relationships	534,030	(265,242)	268,788	534,030	(270,890)	263,140
Total	$1,277,790	$(966,687)	$311,103	$1,277,790	$(975,275)	$302,515

Intangible assets are amortized based on the expected pattern of consumption. Amortization expense was $9.6 million and $8.6 million for the three months ended March 31, 2018 and 2019, respectively.
Note 11 Long-Term Debt
The carrying values and fair values of our notes payable and long-term debt were as follows (in thousands):

	As of December 31, 2018		As of March 31, 2019
	Carrying Value	Fair Value	Carrying Value	Fair Value
Intelsat S.A.:
4.5% Convertible Senior Notes due June 2025	$402,500	$590,427	$402,500	$480,742
Unamortized prepaid debt issuance costs and discount on 4.5% Convertible Senior Notes	(149,083)	—	(145,329)	—
Total Intelsat S.A. obligations	253,417	590,427	257,171	480,742
Intelsat Luxembourg:
7.75% Senior Notes due June 2021	421,219	381,203	421,219	376,991
Unamortized prepaid debt issuance costs on 7.75% Senior Notes	(2,062)	—	(1,867)	—
8.125% Senior Notes due June 2023	1,000,000	765,000	1,000,000	696,250
Unamortized prepaid debt issuance costs on 8.125% Senior Notes	(7,256)	—	(6,913)	—
12.5% Senior Notes due November 2024	403,350	376,807	403,350	344,014
Unamortized prepaid debt issuance costs and discount on 12.5% Senior Notes	(198,620)	—	(195,445)	—
Total Intelsat Luxembourg obligations	1,616,631	1,523,010	1,620,344	1,417,255
Intelsat Connect Finance:
9.5% Senior Notes due February 2023	1,250,000	1,062,500	1,250,000	1,109,375
Unamortized prepaid debt issuance costs and discount on 9.5% Senior Notes	(34,904)	—	(33,179)	—
Total Intelsat Connect Finance obligations	1,215,096	1,062,500	1,216,821	1,109,375
Intelsat Jackson:
9.5% Senior Secured Notes due September 2022	490,000	556,150	490,000	565,338
Unamortized prepaid debt issuance costs and discount on 9.5% Senior Secured Notes	(14,545)	—	(13,742)	—
8% Senior Secured Notes due February 2024	1,349,678	1,390,168	1,349,678	1,403,665
Unamortized prepaid debt issuance costs and premium on 8% Senior Secured Notes	(4,671)	—	(4,485)	—
5.5% Senior Notes due August 2023	1,985,000	1,717,025	1,985,000	1,756,725
Unamortized prepaid debt issuance costs on 5.5% Senior Notes	(10,859)	—	(10,337)	—
9.75% Senior Notes due July 2025	1,485,000	1,488,713	1,485,000	1,507,275
Unamortized prepaid debt issuance costs on 9.75% Senior Notes	(18,230)	—	(17,729)	—
8.5% Senior Notes due October 2024	2,950,000	2,832,000	2,950,000	2,868,875
Unamortized prepaid debt issuance costs and premium on 8.5% Senior Notes	(15,310)	—	(14,500)	—

Senior Secured Credit Facilities due November 2023	2,000,000	1,940,000	2,000,000	1,965,000
Unamortized prepaid debt issuance costs and discount on Senior Secured Credit Facilities	(26,965)	—	(25,810)	—
Senior Secured Credit Facilities due January 2024	395,000	395,988	395,000	395,988
Unamortized prepaid debt issuance costs and discount on Senior Secured Credit Facilities	(1,933)	—	(1,853)	—
6.625% Senior Secured Credit Facilities due January 2024	700,000	694,750	700,000	698,250
Unamortized prepaid debt issuance costs and discount on Senior Secured Credit Facilities	(3,427)	—	(3,284)	—
Total Intelsat Jackson obligations	11,258,738	11,014,794	11,262,938	11,161,116
Eliminations:
8.125% Senior Notes of Intelsat Luxembourg due June 2023 owned by Intelsat Connect Finance and Intelsat Jackson	(111,663)	(85,422)	(111,663)	(77,745)
Unamortized prepaid debt issuance costs on 8.125% Senior Notes	810	—	772	—
12.5% Senior Notes of Intelsat Luxembourg due November 2024 owned by Intelsat Connect Finance, Intelsat Jackson and Intelsat Envision	(403,245)	(376,708)	(403,245)	(343,923)
Unamortized prepaid debt issuance costs and discount on 12.5% Senior Notes	198,568	—	195,395	—
Total eliminations:	(315,530)	(462,130)	(318,741)	(421,668)
Total Intelsat S.A. long-term debt	$14,028,352	$13,728,601	$14,038,533	$13,746,820
The fair value for publicly traded instruments is determined using quoted market prices, and the fair value for non-publicly traded instruments is based upon composite pricing from a variety of sources, including market leading data providers, market makers, and leading brokerage firms. Substantially all of the inputs used to determine the fair value of our debt are classified as Level 1 inputs within the fair value hierarchy from ASC 820, except our senior secured credit facilities and our 2025 Convertible Notes, the inputs for which are classified as Level 2.
Intelsat S.A. 2025 Convertible Notes
In June 2018, we completed an offering of $402.5 million aggregate principal amount of 2025 Convertible Notes. These notes are guaranteed by Intelsat Envision. The net proceeds from the 2025 Convertible Notes offering were used to repurchase debt of Intelsat S.A.’s subsidiaries and for other general corporate purposes. The 2025 Convertible Notes mature on June 15, 2025 unless earlier repurchased, converted or redeemed, as set forth in the 2025 Indenture. Holders may elect to convert their notes depending upon the trading price of our common shares and under other conditions set forth in the 2025 Indenture until December 15, 2024, and thereafter without regard to any conditions. The initial conversion rate is 55.0085 common shares per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $18.18 per common share, subject to customary adjustments, and will be increased upon the occurrence of specified events set forth in the 2025 Indenture. We may redeem the 2025 Convertible Notes at our option, on or after June 15, 2022, and prior to the forty-second scheduled trading day preceding the maturity date, in whole or in part, depending upon the trading price of our common shares as set forth in the optional redemption provisions in the 2025 Indenture or in the event of certain developments affecting taxation with respect to the 2025 Convertible Notes. Based on the closing price of our common shares of $15.66 on March 29, 2019, the if-converted value of the 2025 Convertible Notes did not exceed the aggregate principal amount.
In accounting for the transaction, the 2025 Convertible Notes were separated into liability and equity components. The carrying amount of the liability component was calculated by measuring the fair value of a similar debt instrument that does not have an associated convertible feature. The carrying amount of the equity component is $149.4 million, which is also recognized as a discount on the 2025 Convertible Notes and represents the value assigned to the conversion option which was determined by deducting the fair value of the liability component from the par value of the 2025 Convertible Notes. The $149.4 million equity component is included in additional paid-in capital on our consolidated balance sheets as of both December 31, 2018 and March 31, 2019 and will not be remeasured as long as it continues to meet the conditions for equity classification. The excess of the principal amount of the liability component over its carrying amount was recorded as a discount on the 2025 Convertible Notes and will be amortized to interest expense over the contractual term of the 2025 Convertible Notes at an effective interest rate of 13%.
We incurred debt issuance costs of $12.7 million related to the 2025 Convertible Notes, which were allocated to the liability and equity components based on their relative values. Issuance costs attributable to the liability component were $7.3 million and will be amortized to interest expense using the effective interest method over the contractual term of the 2025 Convertible Notes. Issuance costs attributable to the equity component were netted against the equity component in additional paid-in capital.

Interest expense related to the 2025 Convertible Notes was as follows (in thousands):

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2019
Coupon interest	$—	$4,528
Amortization of discount and prepaid debt issuance costs	—	3,754
Total interest expense	$—	$8,282
Intelsat Jackson Senior Secured Credit Agreement
On January 12, 2011, Intelsat Jackson entered into a secured credit agreement (the “Intelsat Jackson Secured Credit Agreement”), which included a $3.25 billion term loan facility and a $500.0 million revolving credit facility, and borrowed the full $3.25 billion under the term loan facility. The term loan facility required regularly scheduled quarterly payments of principal equal to 0.25% of the original principal amount of the term loan beginning six months after January 12, 2011, with the remaining unpaid amount due and payable at maturity.
On October 3, 2012, Intelsat Jackson entered into an Amendment and Joinder Agreement (the “Jackson Credit Agreement Amendment”), which amended the Intelsat Jackson Secured Credit Agreement. As a result of the Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the revolving credit facility were reduced. In April 2013, our corporate family rating was upgraded by Moody’s, and as a result, the interest rate for the borrowing under the term loan facility and revolving credit facility were further reduced to LIBOR plus 3.00% or the Above Bank Rate (“ABR”) plus 2.00%.
On November 27, 2013, Intelsat Jackson entered into a Second Amendment and Joinder Agreement (the “Second Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Second Jackson Credit Agreement Amendment reduced interest rates for borrowings under the term loan facility and extended the maturity of the term loan facility. In addition, it reduced the interest rate applicable to $450 million of the $500 million total revolving credit facility and extended the maturity of such portion. As a result of the Second Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the new tranche of the revolving credit facility were (i) LIBOR plus 2.75%, or (ii) the ABR plus 1.75%. The LIBOR and the ABR, plus applicable margins, related to the term loan facility and the new tranche of the revolving credit facility were determined as specified in the Intelsat Jackson Secured Credit Agreement, as amended by the Second Jackson Credit Agreement Amendment, and the LIBOR was not to be less than 1.00% per annum. The maturity date of the term loan facility was extended from April 2, 2018 to June 30, 2019 and the maturity of the new $450 million tranche of the revolving credit facility was extended from January 12, 2016 to July 12, 2017. The interest rates and maturity date applicable to the $50 million tranche of the revolving credit facility that was not amended did not change. The Second Jackson Credit Agreement Amendment further removed the requirement for regularly scheduled quarterly principal payments under the term loan facility.
In June 2017, Intelsat Jackson terminated all remaining commitments under its revolving credit facility.
On November 27, 2017, Intelsat Jackson entered into a Third Amendment and Joinder Agreement (the “Third Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Third Jackson Credit Agreement Amendment extended the maturity date of $2.0 billion of the existing floating rate B-2 Tranche of term loans (the “B-3 Tranche Term Loans”), to November 27, 2023, subject to springing maturity in the event that certain series of Intelsat Jackson’s senior notes are not refinanced prior to the dates specified in the Third Jackson Credit Agreement Amendment. The B-3 Tranche Term Loans have an applicable interest rate margin of 3.75% for LIBOR loans and 2.75% for base rate loans (at Intelsat Jackson’s election as applicable).

The B-3 Tranche Term Loans were subject to a prepayment premium of 1.00% of the principal amount for any voluntary prepayment of, or amendment or modification in respect of, the B-3 Tranche Term Loans prior to November 27, 2018 in connection with prepayments, amendments or modifications that have the effect of reducing the applicable interest rate margin on the B-3 Tranche Term Loans, subject to certain exceptions. The Third Jackson Credit Agreement Amendment also (i) added a provision requiring that, beginning with the fiscal year ending December 31, 2018, Intelsat Jackson apply a certain percentage of its Excess Cash Flow (as defined in the Third Jackson Credit Agreement Amendment), if any, after operational needs for each fiscal year towards the repayment of outstanding term loans, subject to certain deductions, (ii) amended the most-favored nation provision with respect to the incurrence of certain indebtedness by Intelsat Jackson and its restricted subsidiaries, and (iii) amended the covenant limiting the ability of Intelsat Jackson to make certain dividends, distributions and other restricted payments to its shareholders based on its leverage level at that time.

On December 12, 2017, Intelsat Jackson further amended the Intelsat Jackson Secured Credit Agreement by entering into a Fourth Amendment and Joinder Agreement (the “Fourth Jackson Credit Agreement Amendment”), which, among other things, (i) permitted Intelsat Jackson to establish one or more series of additional incremental term loan tranches if the proceeds thereof are used to refinance an existing tranche of term loans, and (ii) added a most-favored nation provision applicable to the B-3 Tranche Term Loans for further extensions of the existing floating rate B-2 Tranche Term Loans under certain circumstances.
On January 2, 2018, Intelsat Jackson entered into a Fifth Amendment and Joinder Agreement (the “Fifth Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Fifth Jackson Credit Agreement Amendment refinanced the remaining $1.095 billion B-2 Tranche Term Loans, through the creation of (i) a new incremental floating rate tranche of term loans with a principal amount of $395.0 million (the “B-4 Tranche Term Loans”), and (ii) a new incremental fixed rate tranche of term loans with a principal amount of $700.0 million (the “B-5 Tranche Term Loans”). The maturity date of both the B-4 Tranche Term Loans and the B-5 Tranche Term Loans is January 2, 2024, subject to springing maturity in the event that certain series of Intelsat Jackson’s senior notes are not refinanced or repaid prior to the dates specified in the Fifth Jackson Credit Agreement Amendment. The B-4 Tranche Term Loans have an applicable interest rate margin of 4.50% per annum for LIBOR loans and 3.50% per annum for base rate loans (at Intelsat Jackson’s election as applicable). We entered into interest rate cap contracts in December 2017 and amended them in May 2018 to mitigate the risk of interest rate increases on the B-4 Tranche Term Loans. The B-5 Tranche Term Loans have an interest rate of 6.625% per annum. The Fifth Jackson Credit Agreement Amendment also specified make-whole and prepayment premiums applicable to the B-4 Tranche Term Loans and the B-5 Tranche Term Loans at various dates.
Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement are guaranteed by ICF and certain of Intelsat Jackson’s subsidiaries. Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement are secured by a first priority security interest in substantially all of the assets of Intelsat Jackson and the guarantors party thereto, to the extent legally permissible and subject to certain agreed exceptions, and by a pledge of the equity interests of the subsidiary guarantors and the direct subsidiaries of each guarantor, subject to certain exceptions, including exceptions for equity interests in certain non-U.S. subsidiaries, existing contractual prohibitions and prohibitions under other legal requirements.
The Intelsat Jackson Secured Credit Agreement following a further amendment in November 2018 includes one financial covenant: Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio equal to or less than 3.50 to 1.00 at the end of each fiscal quarter as such financial measure is defined in the Intelsat Jackson Secured Credit Agreement. Intelsat Jackson was in compliance with this financial maintenance covenant ratio with a consolidated secured debt to consolidated EBITDA ratio of 3.00 to 1.00 as of March 31, 2019.
Note 12 Derivative Instruments and Hedging Activities
Undesignated Interest Rate Cap Contracts
During 2017, we entered into interest rate cap contracts and amended them in May 2018, to mitigate our risk of interest rate increases on the floating rate portion of our senior secured credit facilities with a notional value of $2.4 billion.
Preferred Stock Warrant
During 2017, we were issued a warrant to purchase preferred shares of one of our investments. We concluded that the warrant is a free standing derivative in accordance with ASC 815, Derivatives and Hedging.
The following table sets forth the fair value of our derivatives by category (in thousands):

Derivatives not designated as hedging instruments	Balance Sheets Location	As of December 31, 2018	As of March 31, 2019
Undesignated interest rate cap contracts	Other assets	$33,086	$20,837
Preferred stock warrant	Other assets	4,100	3,192
Total derivatives		$37,186	$24,029
The following table sets forth the effect of the derivative instruments in our condensed consolidated statements of operations (in thousands):

Derivatives not designated as hedging instruments	Presentation in Statements of Operations	Three Months Ended March 31, 2018	Three Months Ended March 31, 2019
Undesignated interest rate cap contracts	Gain (loss) included in interest expense, net	$21,519	$(8,618)
Preferred stock warrant	Gain (loss) included in other income, net	—	(908)
Total gain (loss) on derivative financial instruments		$21,519	$(9,526)
Note 13 Leases
Lessee
We lease corporate and branch offices, various facilities, land and equipment, specifically third-party teleport and circuit/dark fiber. Certain leases include one or more options to renew, with renewal terms that can extend the lease term from one year to fifteen years. The exercise of lease renewal options is at our sole discretion. Considering the nature of our business and ongoing technology upgrades relating to the services we provide, we determined that the likelihood of exercising a renewal on any leased property and equipment is uncertain. Therefore, we do not generally include the renewal period in the expected lease terms. Some of our leases may include options to terminate the leases within six months of inception. Our lease agreements generally do not include options to purchase the leased property. The depreciable life of leasehold improvements is limited by the expected lease term in the absence of a transfer of title or purchase option reasonably certain of exercise.
Certain of our lease agreements include rental payments with escalation provisions as defined in the contracts. These escalation provisions are included in the calculation of the present value of the lease payments for purposes of determining the value of the respective ROU asset and lease liability. Our lease agreements do not contain any material residual value guarantees or materially restrictive covenants. We rent, license or sublease certain office space and land to third parties. Our sublease portfolio consists mainly of property operating leases for office space within our McLean, Virginia headquarters office building.
The following table sets forth supplemental balance sheet information related to ROU assets and lease liabilities (in thousands):

	Classification	As of March 31, 2019
Assets
Operating	Other assets	$94,053
Finance	Other assets(1)	479
Total leased assets		$94,532

Liabilities
Current
Operating	Other current liabilities	$12,843
Finance	Other current liabilities	630
Long-term
Operating	Other long-term liabilities	106,783
Finance	Other long-term liabilities	8,521
Total lease liabilities		$128,777

(1)	Net of accumulated amortization of $4.

The following table sets forth supplemental information related to the components of lease expense (in thousands):

	Classification	Three Months Ended March 31, 2019
Operating lease cost	Direct costs of revenue	$3,495
Operating lease cost	Selling, general and administrative expenses	1,558
Finance lease cost
Amortization of leased assets	Depreciation and amortization	4
Interest on lease liabilities	Interest expense, net	52
Sublease income	Other income, net	(244)
Net lease cost		$4,865

The following table sets forth future minimum lease payments together with the present value of lease liabilities under leases as of March 31, 2019 for the remainder of 2019 through 2024 and thereafter (in thousands):

	Operating Leases	Finance Leases	Total
2019 (excluding the three months ended March 31, 2019)	$15,666	$892	$16,558
2020	19,673	1,773	21,446
2021	15,857	1,949	17,806
2022	15,035	1,949	16,984
2023	14,677	1,949	16,626
2024 and thereafter	86,909	3,282	90,191
Total lease payments	$167,817	$11,794	$179,611
Less: Imputed interest(1)	48,191	2,643	50,834
Present value of lease liabilities	$119,626	$9,151	$128,777

(1)	Calculated using the incremental borrowing rate assessed for each lease.

The following table sets forth the contractual commitments under leases as of December 31, 2018 for 2019 through 2024 and thereafter (in thousands):

	Operating Leases	Sublease Rental Income	Total
2019	$20,065	$(826)	$19,239
2020	18,730	(745)	17,985
2021	14,832	(535)	14,297
2022	13,979	(372)	13,607
2023	13,600	(78)	13,522
2024 and thereafter	80,216	(150)	80,066
Total contractual commitments	$161,422	$(2,706)	$158,716

The following table sets forth supplemental cash flow information related to leases (in thousands):

Three Months Ended March 31, 2019
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$5,174
Leased assets obtained in exchange for new operating lease liabilities	97,017
Leased assets obtained in exchange for new finance lease liabilities	483

The following table sets forth the weighted average remaining lease term and weighted average discount rate under leases:

As of March 31, 2019
Weighted average remaining lease term (in years)
Operating leases	9.4
Finance leases	7.3
Weighted average discount rate(1)
Operating leases	7.4%
Finance leases	7.0%

(1)	Discount rate is the incremental borrowing rate assessed for each lease.

Lessor
We have one sales-type lease related to a managed service contract. The term of the agreement has an expiration date of March 31, 2030 with an option to extend the term provided the extension is reasonably feasible from a regulatory and technical standpoint. We evaluated the lease and determined that it contains lease and non-lease components. The sales-type lease component is accounted for separately from the other lease and non-lease components that meet the practical expedient criteria to be combined. Judgment is required in determining the allocation between the lease and non-lease components. ASC 606 is applied to the combined lease and non-lease components. There is no residual value of the leased assets and no interest income to be recognized under the lease.
The Company recorded a net investment in the sales-type lease of approximately $14.3 million as of March 31, 2019, which is recorded in other assets in the condensed consolidated balance sheets. For the three months ended March 31, 2019, the Company recorded revenue and direct costs of revenue of $14.3 million and $16.1 million, respectively, resulting in a net loss at commencement of the sales-type lease of approximately $1.8 million. The carrying value of the lease receivable approximates the net investment in the lease. As of March 31, 2019, the Company expects to receive approximately $14.3 million of lease payments over the remaining term of the service agreement, of which $1.0 million, $1.3 million, $1.3 million, $1.3 million, $1.3 million, and $8.1 million are expected to be received for the remainder of 2019, 2020, 2021, 2022, 2023, and 2024 and thereafter, respectively.
Note 14 Income Taxes
In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220)—Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which allows for an optional reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the U.S. Tax Cuts and Jobs Act (the "Act"), which was signed into law on December 22, 2017. Consequently, the amendments eliminated the stranded tax effects resulting from the Act for those entities that elect the optional reclassification. The amendments in this update will also require certain disclosures about stranded tax effects. ASU 2018-02 is effective for all entities for interim and annual periods beginning after December 15, 2018. We adopted ASU 2018-02 in the first quarter of 2019, which resulted in a reclassification of stranded tax effects of $16.2 million from accumulated other comprehensive loss to retained earnings.
The Act includes a number of provisions, including the lowering of the United States (“U.S.”) corporate tax rate from 35 percent to 21 percent, effective January 1, 2018. The Act limits our U.S. interest expense deductions to approximately 30 percent of EBITDA through December 31, 2021 and approximately 30 percent of earnings before net interest and taxes thereafter. The Act also introduced a new minimum tax, the Base Erosion Anti-Abuse Tax (“BEAT”). We are treating the BEAT as a period cost.
The Company recognized the income tax effects of the Act in its 2017 financial statements in accordance with Staff Accounting Bulletin No. 118, which provides SEC staff guidance for the application of ASC 740, Income Taxes, in the reporting period in which the Act was signed into law.
The Company measures deferred tax assets and liabilities using enacted tax rates that will apply in the years in which the temporary differences are expected to be recovered or paid. Accordingly, the Company’s U.S. deferred tax assets and liabilities were remeasured to reflect the reduction in the U.S. corporate income tax rate from 35 percent to 21 percent, resulting in a $28 million decrease in net deferred tax liabilities as of December 31, 2017.
On July 2, 2018, we implemented a series of internal transactions and related steps that reorganized the ownership of certain of our assets among our subsidiaries in order to enhance our ability to efficiently transact business (the “2018 Internal Reorganization”). The 2018 Internal Reorganization resulted in the majority of our operations being owned by a U.S.-based partnership, with certain of our wholly-owned Luxembourg and U.S. subsidiaries as partners.

The majority of our operations are located in taxable jurisdictions, including Luxembourg, the U.S. and the United Kingdom (“UK”). Due to our cumulative losses in recent years, and the inherent uncertainty associated with the realization of taxable income in the foreseeable future, we recorded a full valuation allowance against the cumulative net operating losses generated in Luxembourg. The difference between tax expense (benefit) reported in the condensed consolidated statements of operations and tax computed at statutory rates is attributable to the valuation allowance on losses generated in Luxembourg, the provision for foreign taxes, which were principally in the U.S. and the UK, as well as withholding taxes on revenue earned in some of the foreign markets in which we operate.
As of December 31, 2018 and March 31, 2019, our gross unrecognized tax benefits were $29.1 million and $28.8 million, respectively (including interest and penalties), of which $25.6 million and $25.3 million, respectively, if recognized, would affect our effective tax rate. As of December 31, 2018 and March 31, 2019, we had recorded reserves for interest and penalties in the amount of $0.6 million and $0.7 million, respectively. We continue to recognize interest and, to the extent applicable, penalties with respect to the unrecognized tax benefits as income tax expense. Since December 31, 2018, the change in the balance of unrecognized tax benefits consisted of an increase of $0.02 million related to current tax positions, and a decrease of $0.3 million related to prior tax positions.
We operate in various taxable jurisdictions throughout the world, and our tax returns are subject to audit and review from time to time. We consider Luxembourg, the U.S., the UK and Brazil to be our significant tax jurisdictions. Our Luxembourg, U.S., UK and Brazilian subsidiaries are subject to income tax examination for periods after December 31, 2013. Within the next twelve months, we believe that there are no jurisdictions in which the outcome of unresolved tax issues or claims is likely to be material to our results of operations, financial position or cash flows.
On March 29, 2017, the UK Government gave formal notice of its intention to leave the European Union (“EU”). This notice started the two-year negotiation period to establish the withdrawal terms. Once the UK ultimately withdraws from the EU, existing tax reliefs and exemptions on intra-European transactions will likely cease to apply to transactions between UK entities and EU entities. In addition, transactions with non-EU countries, such as the U.S., may also be affected. As of March 31, 2019, all relevant tax laws and treaties remain unchanged and the tax consequences are unknown. On April 10, 2019, the EU extended the exit deadline until October 31, 2019. Therefore, we have not recognized any impacts of the withdrawal in the income tax provision as of March 31, 2019. We will recognize any impacts to the tax provision when enacted changes in tax laws or treaties between the UK and the EU or individual EU member states occur, but no later than the date of the withdrawal.
On December 13, 2018, the U.S. Internal Revenue Service and the U.S. Department of the Treasury released proposed regulations with respect to the BEAT. The BEAT is a minimum tax established by the Act that excludes certain payments made by U.S. corporations or subsidiaries to foreign related parties from the determination of taxable income. The proposed regulations clarify which taxpayers are subject to the BEAT and how the BEAT rules apply to certain payments and transactions. The proposed regulations, if adopted, would be effective for the Company for its tax year ending December 31, 2018. The proposed regulations could result in additional payments and transactions of the Company being subject to the BEAT which could increase the Company’s tax expense and cash taxes. It is unclear when the proposed regulations will be adopted, whether they will be adopted in their current form or whether they will be adopted at all. The Company is currently evaluating the impact that the proposed regulations could have on its future tax expense. The Company has not included any impacts from the proposed regulations in its tax provision as of and for the three months ended March 31, 2019.
Note 15 Commitments and Contingencies
We are subject to litigation in the ordinary course of business. Management does not believe that the resolution of any pending proceedings would have a material adverse effect on our financial position or results of operations.
Note 16 Related Party Transactions
(a) Shareholders’ Agreements
Certain shareholders of Intelsat Global S.A. entered into shareholders’ agreements on February 4, 2008. The shareholders’ agreements were assigned to Intelsat S.A. by amendments effective as of March 30, 2012 in connection with our initial public offering (the "IPO") in April 2013, and then terminated in December 2018 and replaced by a new agreement. The shareholders agreement provides, among other things, specific rights to and limitations upon the holders of Intelsat S.A.’s share capital with respect to shares held by such holders.
(b) Governance Agreement
Prior to the consummation of the IPO, we entered into a governance agreement with our shareholder affiliated with BC Partners (the “BC Shareholder”), our shareholder affiliated with Silver Lake (the “Silver Lake Shareholder”) and David McGlade, our Non-Executive Chairman. This agreement was terminated in December 2018 and replaced with a new agreement between the BC Shareholder and the Company, containing provisions relating to the composition of our board of directors and certain other matters.

(c) Indemnification Agreements
We have entered into agreements with our executive officers and directors to provide contractual indemnification in addition to the indemnification provided for in our articles of incorporation.
(d) Horizons Holdings
We have a 50% ownership interest in Horizons Holdings as a result of a joint venture with JSAT (see Note 9(a)—Investments—Horizons Holdings).
(e) Horizons-3 Satellite LLC
We have a 50% ownership interest in Horizons 3 as a result of a joint venture with JSAT (see Note 9(b)—Investments—Horizons-3 Satellite LLC).
(f) Additional BC Shareholder Share Purchase in June 2018
In connection with an offering of common shares by the Company completed in June 2018, the BC Shareholder purchased an additional 2,021,563 common shares of Intelsat S.A. at the public offering price of $14.84 per share for approximately $30.0 million in the aggregate.

Item 2.    Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion should be read in conjunction with our unaudited condensed consolidated financial statements and their notes included elsewhere in this Quarterly Report. See “Forward-Looking Statements” for a discussion of factors that could cause our future financial condition and results of operations to be different from those discussed below.
Overview
We operate one of the world’s largest satellite services businesses, providing a critical layer in the global communications infrastructure.
We provide diversified communications services to the world’s leading media companies, fixed and wireless telecommunications operators, data networking service providers for enterprise and mobile applications in the air and on the seas, multinational corporations and internet service providers. We are also the leading provider of commercial satellite capacity to the U.S. government and other select military organizations and their contractors.
Our customers use our Global Network for a broad range of applications, from global distribution of content for media companies to providing the transmission layer for commercial aeronautical consumer broadband connectivity, to enabling essential network backbones for telecommunications providers in high-growth emerging regions.
Our network solutions are a critical component of our customers’ infrastructures and business models. Generally, our customers need the specialized connectivity that satellites provide so long as they are in business or pursuing their mission. In recent years, mobility services providers have contracted for services on our fleet that support broadband connections for passengers on commercial flights and cruise ships, connectivity that in some cases is only available through our network. In addition, our satellite neighborhoods provide our media customers with efficient and reliable broadcast distribution that maximizes audience reach, a technical and economic benefit that is difficult for terrestrial services to match. In developing regions, our satellite solutions often provide higher reliability than is available from local terrestrial telecommunications services and allow our customers to reach geographies that they would otherwise be unable to serve.
Recent Developments
In April 2019, the Intelsat 29e propulsion system experienced damage that caused a leak of the propellant on board the satellite, resulting in a service disruption to customers. Subsequently, the satellite experienced a second anomaly that caused an eventual loss of communications with the satellite that resulted in a total loss of the satellite. A failure review board has been convened with the satellite’s manufacturer, Boeing Satellite Systems, Inc., to complete a comprehensive analysis of the cause of the anomaly. While our review of the full financial impact of the satellite failure is still not complete, we expect to record an impairment charge in the second quarter of 2019 of approximately $400 million. The second quarter charge may include other financial impacts. We are actively migrating customers from Intelsat 29e to other satellites in our network, as well as third-party services, which may result in the incurrence of additional operating expenses during the remainder of 2019.
A. Results of Operations
Three Months Ended March 31, 2018 and 2019
The following table sets forth our comparative statements of operations for the periods shown with the increase (decrease) and percentage changes, except those deemed not meaningful (“NM”), between the periods presented (in thousands, except percentages):

			Three Months Ended March 31, 2018 Compared to Three Months Ended March 31, 2019
	Three Months Ended March 31, 2018	Three Months Ended March 31, 2019	Increase (Decrease)	Percentage Change
Revenue	$543,782	$528,449	$(15,333)	(3)%
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	82,571	105,405	22,834	28
Selling, general and administrative	60,282	51,658	(8,624)	(14)
Depreciation and amortization	166,457	171,094	4,637	3
Total operating expenses	309,310	328,157	18,847	6
Income from operations	234,472	200,292	(34,180)	(15)
Interest expense, net	282,454	316,602	34,148	12
Gain on early extinguishment of debt	65	—	(65)	NM
Other income, net	4,429	1,413	(3,016)	(68)
Loss before income taxes	(43,488)	(114,897)	(71,409)	NM
Provision for income taxes	22,361	5,145	(17,216)	(77)
Net loss	(65,849)	(120,042)	(54,193)	82
Net income attributable to noncontrolling interest	(952)	(580)	372	(39)
Net loss attributable to Intelsat S.A.	$(66,801)	$(120,622)	$(53,821)	81%
Revenue
We earn revenue primarily by providing services to our customers using our satellite transponder capacity. Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. On-network services are comprised primarily of services delivered on our owned network infrastructure, as well as commitments for third-party capacity, generally long-term in nature, which we integrate and market as part of our owned infrastructure. In the case of third-party services in support of government applications, the commitments for third-party capacity are shorter and matched to the government contracting period, and thus remain classified as off-network services. Off-network services can include transponder services and other satellite-based transmission services, such as mobile satellite services (“MSS”), which are sourced from other operators, often in frequencies not available on our network. Under the category Off-Network and Other Revenues, we also include revenues from consulting and other services.
The following table sets forth our comparative revenue by service type, with Off-Network and Other Revenues shown separately from On-Network Revenues, for the periods shown (in thousands, except percentages):

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2019	Increase (Decrease)	Percentage Change
On-Network Revenues
Transponder services	$395,696	$377,284	$(18,412)	(5)%
Managed services	100,682	93,201	(7,481)	(7)
Channel	1,184	691	(493)	(42)
Total on-network revenues	497,562	471,176	(26,386)	(5)
Off-Network and Other Revenues
Transponder, MSS and other off-network services	34,983	49,858	14,875	43
Satellite-related services	11,237	7,415	(3,822)	(34)
Total off-network and other revenues	46,220	57,273	11,053	24
Total	$543,782	$528,449	$(15,333)	(3)%

Total revenue for the three months ended March 31, 2019 decreased by $15.3 million, or 3% as compared to the three months ended March 31, 2018. By service type, our revenues increased or decreased due to the following:

On-Network Revenues:

•
Transponder services—an aggregate decrease of $18.4 million, primarily due to a $12.7 million decrease in revenue from media customers and a $6.0 million decrease in revenue from network services customers. The decrease in media revenue resulted primarily from non-renewals from certain customers largely in the North America, Latin America and Africa regions. The decrease in network services revenue was mainly due to declines for wide-beam wireless infrastructure and enterprise services due to non-renewals and service contractions in the Latin America region and for Europe to Africa connectivity. These declines were partially offset by increased revenue from maritime and aeronautical mobility applications and wireless customers in the Asia-Pacific region.

•
Managed services—an aggregate decrease of $7.5 million, primarily due to a $3.8 million decrease in revenue from government customers largely due to non-renewals and renewals at lower pricing, a $2.9 million decrease in revenue from network services customers driven by declines for mobility broadband solutions and trunking applications partially offset by increases in managed mobility network applications and a $1.0 million decrease in revenue from media customers.

•
Channel—an aggregate decrease of $0.5 million related to a continued decline due to the migration of international point-to-point satellite traffic to fiber optic cable, a trend we expect will continue.

Off-Network and Other Revenues:

•
Transponder, MSS and other off-network services—an aggregate increase of $14.9 million, primarily due to $14.3 million in revenue recognized in the first quarter of 2019 from a network services customer accounted for as a sales-type lease under ASC 842, Leases ("ASC 842"), with no comparable amount in 2018.

•	Satellite-related services—an aggregate decrease of $3.8 million, reflecting decreased revenues from professional services supporting third-party satellites.
Operating Expenses
Direct Costs of Revenue (Excluding Depreciation and Amortization)
Direct costs of revenue increased by $22.8 million, or 28%, to $105.4 million for the three months ended March 31, 2019, as compared to the three months ended March 31, 2018. The increase was primarily due to $16.1 million in equipment and third-party capacity costs recognized under ASC 842 in the first quarter of 2019 and $6.8 million of costs incurred in connection with two non-capex satellites which entered into service in January 2019, with no comparable amounts in the first quarter of 2018.
Selling, General and Administrative
Selling, general and administrative expenses decreased by $8.6 million, or 14%, to $51.7 million for the three months ended March 31, 2019, as compared to the three months ended March 31, 2018. The decrease was primarily due to a $10.3 million decline in professional fees, largely due to costs incurred in the first quarter of 2018 relating to liability management, with no comparable amounts in the first quarter of 2019, partially offset by an increase of $2.8 million in staff-related expenses.
Depreciation and Amortization
Depreciation and amortization expense increased by $4.6 million, or 3%, to $171.1 million for the three months ended March 31, 2019, as compared to the three months ended March 31, 2018. Significant items impacting depreciation and amortization included:

•	an increase of $11.1 million in depreciation expense resulting from the impact of satellites placed in service; and

•	an increase of $1.9 million in depreciation expense due to the impact of certain ground segment assets placed in service; partially offset by

•	a decrease of $7.5 million in depreciation expense due to the timing of certain satellites becoming fully depreciated; and

•
a decrease of $1.0 million in amortization expense primarily due to changes in the pattern of consumption of amortizable intangible assets, as these assets primarily include acquired backlog, which relates to contracts covering varying periods that expire over time, and acquired customer relationships, for which the value diminishes over time.

Interest Expense, Net
Interest expense, net consists of gross interest expense incurred together with gains and losses on interest rate cap contracts (which reflect the change in their fair value), offset by interest income earned and interest capitalized related to assets under construction. As of March 31, 2019, we held interest rate cap contracts with an aggregate notional amount of $2.4 billion to mitigate the risk of interest rate increases on the floating-rate term loans under our senior secured credit facilities. The contracts have not been designated as hedges for accounting purposes. Interest expense, net increased by $34.1 million, or 12%, to $316.6 million for the three months ended March 31, 2019, as compared to the three months ended March 31, 2018. The increase in interest expense, net was principally due to the following:

•	an increase of $30.1 million corresponding to the decrease in fair value of the interest rate cap contracts;

•	an increase of $3.9 million from lower capitalized interest primarily resulting from decreased levels of satellites and related assets under construction; and

•	a net increase of $2.0 million in interest expense primarily resulting from our refinancing activities in 2018.
The non-cash portion of total interest expense, net was $47.4 million for the three months ended March 31, 2019, primarily consisting of interest expense related to the significant financing component identified in customer contracts, amortization and accretion of discounts and premiums, the loss resulting from the decrease in fair value of the interest rate cap contracts we hold and amortization of deferred financing fees.
Gain on Early Extinguishment of Debt
No gain or loss on early extinguishment of debt was recognized for the three months ended March 31, 2019, as compared to a gain of $0.1 million for the three months ended March 31, 2018, consisting of the difference between the carrying value of debt repurchased and the total cash amount paid (including related fees and expenses).
Other Income, Net
Other income, net was $1.4 million for the three months ended March 31, 2019, as compared to $4.4 million for the three months ended March 31, 2018. The decrease of $3.0 million was primarily due to $3.1 million of other lease income recognized in the first quarter of 2018 with no comparable amount in the first quarter of 2019.
Provision for Income Taxes
Our income tax expense decreased by $17.3 million to $5.1 million for the three months ended March 31, 2019, as compared to the three months ended March 31, 2018. The decrease was principally attributable to the implementation of a series of internal transactions and related steps that reorganized the ownership of certain of our assets among our subsidiaries that was implemented in 2018.
Cash paid for income taxes, net of refunds, totaled $2.2 million and $1.9 million for the three months ended March 31, 2018 and 2019, respectively.
Net Loss Attributable to Intelsat S.A.
Net loss attributable to Intelsat S.A. was $120.6 million for the three months ended March 31, 2019, as compared to net loss attributable to Intelsat S.A. of $66.8 million for the three months ended March 31, 2018. The change reflects the various items discussed above.
EBITDA
EBITDA consists of earnings before net interest, loss (gain) on early extinguishment of debt, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. Accordingly, we consider loss (gain) on early extinguishment of debt an element of interest expense. EBITDA is a measure commonly used in the fixed satellite services ("FSS") sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss) determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

A reconciliation of net loss to EBITDA for the periods shown is as follows (in thousands):

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2019
Net loss	$(65,849)	$(120,042)
Add (Subtract):
Interest expense, net	282,454	316,602
Gain on early extinguishment of debt	(65)	—
Provision for income taxes	22,361	5,145
Depreciation and amortization	166,457	171,094
EBITDA	$405,358	$372,799
Adjusted EBITDA
In addition to EBITDA, we calculate a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA of Intelsat S.A. as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table and related footnotes below. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, such as impairments of asset value and other non-recurring items, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.
Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss) determined in accordance with U.S. GAAP, as an indicator of our operating performance, as an alternative to cash flows from operating activities determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.
A reconciliation of net loss to EBITDA and EBITDA to Adjusted EBITDA is as follows (in thousands):

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2019
Net loss	$(65,849)	$(120,042)
Add (Subtract):
Interest expense, net	282,454	316,602
Gain on early extinguishment of debt	(65)	—
Provision for income taxes	22,361	5,145
Depreciation and amortization	166,457	171,094
EBITDA	405,358	372,799
Add:
Compensation and benefits(1)	1,303	2,707
Non-recurring and other non-cash items(2)	11,979	4,774
Adjusted EBITDA(3)	$418,640	$380,280

(1)	Reflects non-cash expenses incurred relating to our equity compensation plans.

(2)
Reflects certain non-recurring gains and losses and non-cash items, including the following: professional fees related to our liability and tax management initiatives; costs associated with our C-band spectrum solution proposal; severance, retention and relocation payments; and other various non-recurring expenses. These costs were partially offset by non-cash income related to the recognition of deferred revenue on a straight-line basis for certain prepaid capacity service contracts.

(3)
For each of the three months ended March 31, 2018 and 2019, Adjusted EBITDA includes $25,139 of revenue relating to the significant financing component identified in customer contracts in accordance with the adoption of ASC 606. These impacts are not permitted to be reflected in the applicable consolidated and Adjusted EBITDA definitions under our debt agreements.

B. Liquidity and Capital Resources
Overview
We are a highly leveraged company and our contractual obligations, commitments and debt service requirements over the next several years are significant. At March 31, 2019, the aggregate principal amount of our debt outstanding not held by affiliates was $14.3 billion. Our interest expense, net for the three months ended March 31, 2019 was $316.6 million, which included $47.4 million of non-cash interest expense. We also expect to make significant capital expenditures in 2019 and future years, as set forth below in—Capital Expenditures.
Our primary source of liquidity is and will continue to be cash generated from operations, as well as existing cash. At March 31, 2019, cash, cash equivalents and restricted cash were approximately $511.8 million.
We currently expect to use cash on hand, cash flows from operations, and refinancing of our third-party debt to fund our most significant cash outlays, including debt service requirements and capital expenditures, in the next twelve months and beyond, and expect such sources to be sufficient to fund our requirements over that time and beyond. In past years, our cash flows from operations and cash on hand have been sufficient to fund interest obligations ($915.6 million and $1.1 billion for the years ended December 31, 2017 and 2018, respectively) and significant capital expenditures ($461.6 million and $255.7 million in 2017 and 2018, respectively). Our total capital expenditures are expected to range from $250 million to $300 million in 2019, $275 million to $350 million in 2020, and $250 million to $350 million in 2021. However, an inability to generate sufficient cash flow to satisfy our debt service obligations or to refinance our obligations on commercially reasonable terms would have an adverse effect on our business, financial position, results of operations and cash flows, as well as on our and our subsidiaries’ ability to satisfy their obligations in respect of their respective debt. We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants, and make payments on our indebtedness. We also continually evaluate ways to simplify our capital structure and opportunistically extend our maturities and reduce our costs of debt. In addition, we may from time to time retain any future earnings or use cash to purchase, repay, redeem or retire any of our outstanding debt securities in privately negotiated or open market transactions, by tender offer or otherwise.
Cash Flow Items
Our cash flows consisted of the following for the periods shown (in thousands):

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2019
Net cash provided by operating activities	$80,857	$117,334
Net cash used in investing activities	(70,697)	(103,635)
Net cash used in financing activities	(41,080)	(8,655)
Net change in cash, cash equivalents and restricted cash	(30,137)	4,601
Net Cash Provided by Operating Activities
Net cash provided by operating activities increased by $36.5 million to $117.3 million for the three months ended March 31, 2019, as compared to the three months ended March 31, 2018. The increase was due to a $46.9 million increase from changes in operating assets and liabilities, partially offset by a $10.4 million increase in net loss and changes in non-cash items. The increase in operating assets and liabilities was primarily due to higher inflows from customer receivables.
Net Cash Used in Investing Activities
Net cash used in investing activities increased by $32.9 million to $103.6 million during the three months ended March 31, 2019, as compared to the three months ended March 31, 2018. The increase was primarily due to higher capital expenditures and payments for investments, partially offset by lower capital contribution to a joint venture.

Net Cash Used in Financing Activities
Net cash used in financing activities decreased by $32.4 million to $8.7 million during the three months ended March 31, 2019, as compared to the three months ended March 31, 2018. The decrease was mainly due to the repurchase of $32.6 million aggregate principal amount of Intelsat Luxembourg’s 6.75% Senior Notes due 2018 by ICF in the first quarter of 2018.
Restricted Cash
As of March 31, 2019, $22.1 million of cash was legally restricted, being held as a compensating balance for certain outstanding letters of credit.
Long-Term Debt
Intelsat Jackson Senior Secured Credit Agreement
On January 12, 2011, Intelsat Jackson entered into a secured credit agreement (the “Intelsat Jackson Secured Credit Agreement”), which included a $3.25 billion term loan facility and a $500.0 million revolving credit facility, and borrowed the full $3.25 billion under the term loan facility. The term loan facility required regularly scheduled quarterly payments of principal equal to 0.25% of the original principal amount of the term loan beginning six months after January 12, 2011, with the remaining unpaid amount due and payable at maturity.
On October 3, 2012, Intelsat Jackson entered into an Amendment and Joinder Agreement (the “Jackson Credit Agreement Amendment”), which amended the Intelsat Jackson Secured Credit Agreement. As a result of the Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the revolving credit facility were reduced. In April 2013, our corporate family rating was upgraded by Moody’s, and as a result, the interest rate for the borrowing under the term loan facility and revolving credit facility were further reduced to LIBOR plus 3.00% or the Above Bank Rate (“ABR”) plus 2.00%.
On November 27, 2013, Intelsat Jackson entered into a Second Amendment and Joinder Agreement (the “Second Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Second Jackson Credit Agreement Amendment reduced interest rates for borrowings under the term loan facility and extended the maturity of the term loan facility. In addition, it reduced the interest rate applicable to $450 million of the $500 million total revolving credit facility and extended the maturity of such portion. As a result of the Second Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the new tranche of the revolving credit facility were (i) LIBOR plus 2.75%, or (ii) the ABR plus 1.75%. The LIBOR and the ABR, plus applicable margins, related to the term loan facility and the new tranche of the revolving credit facility were determined as specified in the Intelsat Jackson Secured Credit Agreement, as amended by the Second Jackson Credit Agreement Amendment, and the LIBOR was not to be less than 1.00% per annum. The maturity date of the term loan facility was extended from April 2, 2018 to June 30, 2019 and the maturity of the new $450 million tranche of the revolving credit facility was extended from January 12, 2016 to July 12, 2017. The interest rates and maturity date applicable to the $50 million tranche of the revolving credit facility that was not amended did not change. The Second Jackson Credit Agreement Amendment further removed the requirement for regularly scheduled quarterly principal payments under the term loan facility.
In June 2017, Intelsat Jackson terminated all remaining commitments under its revolving credit facility.
On November 27, 2017, Intelsat Jackson entered into a Third Amendment and Joinder Agreement (the “Third Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Third Jackson Credit Agreement Amendment extended the maturity date of $2.0 billion of the existing floating rate B-2 Tranche of term loans (the “B-3 Tranche Term Loans”), to November 27, 2023, subject to springing maturity in the event that certain series of Intelsat Jackson’s senior notes are not refinanced prior to the dates specified in the Third Jackson Credit Agreement Amendment. The B-3 Tranche Term Loans have an applicable interest rate margin of 3.75% for LIBOR loans and 2.75% for base rate loans (at Intelsat Jackson’s election as applicable).

The B-3 Tranche Term Loans were subject to a prepayment premium of 1.00% of the principal amount for any voluntary prepayment of, or amendment or modification in respect of, the B-3 Tranche Term Loans prior to November 27, 2018 in connection with prepayments, amendments or modifications that have the effect of reducing the applicable interest rate margin on the B-3 Tranche Term Loans, subject to certain exceptions. The Third Jackson Credit Agreement Amendment also (i) added a provision requiring that, beginning with the fiscal year ending December 31, 2018, Intelsat Jackson apply a certain percentage of its Excess Cash Flow (as defined in the Third Jackson Credit Agreement Amendment), if any, after operational needs for each fiscal year towards the repayment of outstanding term loans, subject to certain deductions, (ii) amended the most-favored nation provision with respect to the incurrence of certain indebtedness by Intelsat Jackson and its restricted subsidiaries, and (iii) amended the covenant limiting the ability of Intelsat Jackson to make certain dividends, distributions and other restricted payments to its shareholders based on its leverage level at that time.

On December 12, 2017, Intelsat Jackson further amended the Intelsat Jackson Secured Credit Agreement by entering into a Fourth Amendment and Joinder Agreement (the “Fourth Jackson Credit Agreement Amendment”), which, among other things, (i) permitted Intelsat Jackson to establish one or more series of additional incremental term loan tranches if the proceeds thereof are used to refinance an existing tranche of term loans, and (ii) added a most-favored nation provision applicable to the B-3 Tranche Term Loans for further extensions of the existing floating rate B-2 Tranche Term Loans under certain circumstances.
On January 2, 2018, Intelsat Jackson entered into a Fifth Amendment and Joinder Agreement (the “Fifth Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Fifth Jackson Credit Agreement Amendment refinanced the remaining $1.095 billion B-2 Tranche Term Loans, through the creation of (i) a new incremental floating rate tranche of term loans with a principal amount of $395.0 million (the “B-4 Tranche Term Loans”), and (ii) a new incremental fixed rate tranche of term loans with a principal amount of $700.0 million (the “B-5 Tranche Term Loans”). The maturity date of both the B-4 Tranche Term Loans and the B-5 Tranche Term Loans is January 2, 2024, subject to springing maturity in the event that certain series of Intelsat Jackson’s senior notes are not refinanced or repaid prior to the dates specified in the Fifth Jackson Credit Agreement Amendment. The B-4 Tranche Term Loans have an applicable interest rate margin of 4.50% per annum for LIBOR loans and 3.50% per annum for base rate loans (at Intelsat Jackson’s election as applicable). We entered into interest rate cap contracts in December 2017 and amended them in May 2018 to mitigate the risk of interest rate increases on the B-4 Tranche Term Loans. The B-5 Tranche Term Loans have an interest rate of 6.625% per annum. The Fifth Jackson Credit Agreement Amendment also specified make-whole and prepayment premiums applicable to the B-4 Tranche Term Loans and the B-5 Tranche Term Loans at various dates.
Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement are guaranteed by ICF and certain of Intelsat Jackson’s subsidiaries. Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement are secured by a first priority security interest in substantially all of the assets of Intelsat Jackson and the guarantors party thereto, to the extent legally permissible and subject to certain agreed exceptions, and by a pledge of the equity interests of the subsidiary guarantors and the direct subsidiaries of each guarantor, subject to certain exceptions, including exceptions for equity interests in certain non-U.S. subsidiaries, existing contractual prohibitions and prohibitions under other legal requirements.
The Intelsat Jackson Secured Credit Agreement following a further amendment in November 2018 includes one financial covenant: Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio equal to or less than 3.50 to 1.00 at the end of each fiscal quarter as such financial measure is defined in the Intelsat Jackson Secured Credit Agreement. Intelsat Jackson was in compliance with this financial maintenance covenant ratio with a consolidated secured debt to consolidated EBITDA ratio of 3.00 to 1.00 as of March 31, 2019.
Contracted Backlog
We have historically had, and currently have, a substantial contracted backlog, which provides some assurance regarding our future revenue expectations. Contracted backlog is our expected future revenue under customer contracts and includes both cancelable and non-cancelable contracts. Approximately 88% of our total contracted backlog as of March 31, 2019 related to contracts that were non-cancelable and approximately 11% related to contracts that were cancelable subject to substantial termination fees. In certain cases of breach for non-payment or customer bankruptcy, we may not be able to recover the full value of certain contracts or termination fees. Our contracted backlog as of March 31, 2019 was approximately $7.9 billion. We believe this backlog and associated revenues results in more predictable cash flows in the FSS sector as compared to that of typical companies outside our industry.
Capital Expenditures
Our capital expenditures depend on our business strategies and reflect our commercial responses to opportunities and trends in our industry. Our actual capital expenditures may differ from our expected capital expenditures if, among other things, we enter into any currently unplanned strategic transactions. Levels of capital spending from one year to the next are also influenced by the nature of the satellite life cycle and by the capital-intensive nature of the satellite industry. For example, we incur significant capital expenditures during the years in which satellites are under construction. We typically procure a new satellite within a timeframe that would allow the satellite to be deployed at least one year prior to the end of the service life of the satellite to be replaced. As a result, we frequently experience significant variances in our capital expenditures from year to year. Additionally, the replacement strategy for our Intelsat 29e satellite has not been completed, and we could change our view on capital expenditures in future periods. Our total capital expenditures are expected to range from $250 million to $300 million in 2019, $275 million to $350 million in 2020, and $250 million to $350 million in 2021. Our capital expenditure guidance for 2019 through 2021 assumes investment in five satellites, two of which are in the design and manufacturing phase. Of the remaining three satellites, no manufacturing contracts have yet been signed.
Payments for satellites and other property and equipment during the three months ended March 31, 2019 were $93.3 million. We intend to fund our capital expenditure requirements through cash on hand and cash provided from operating activities.

Off-Balance Sheet Arrangements
We have revenue sharing agreements with JSAT related to services sold on the Horizons 1, Horizons 2 and Horizons 3 satellites. We are responsible for billing and collection for such services and we remit 50% of the revenue, less applicable fees and commissions, to JSAT. Refer to Note 9—Investments for disclosures relating to the revenue sharing agreements with JSAT.
Disclosures about Market Risk
See Item 3 — Quantitative and Qualitative Disclosures About Market Risk.
Recently Issued Accounting Pronouncements
In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which changes how companies measure and recognize credit impairment for any financial assets. The standard requires companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets that are within the scope of the standard. The scope of Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost, includes financial assets measured at amortized cost basis, including net investments in leases arising from sales-type and direct financing leases. The scope does not specifically address receivables arising from operating leases. In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses to clarify that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with ASC 842. Both ASU 2016-13 and ASU 2018-19 are effective for interim and annual periods beginning after December 15, 2019 for public business entities that are SEC filers, on a modified retrospective basis. Early adoption is permitted for interim and annual periods beginning after December 15, 2018. We are in the process of evaluating the impact that ASU 2016-13 and ASU 2018-19 will have on our consolidated financial statements and associated disclosures.
In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which is intended to simplify the subsequent measurement of goodwill. The amendments in ASU 2017-04 modify the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its fair value to the condition that exists when the carrying amount of a reporting unit exceeds its fair value. An entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities, as if that reporting unit had been acquired in a business combination. ASU 2017-04 will be effective for interim and annual goodwill impairment tests in fiscal years beginning after December 15, 2019 for public business entities, on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. When adopted, we will measure impairment using the difference between the carrying amount and the fair value of the reporting unit, if required.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, as part of its disclosure framework project to improve the effectiveness of disclosures in the notes to financial statements. ASU 2018-13 modifies disclosure requirements on fair value measurements in ASC 820, Fair Value Measurement, and is effective for all entities for interim and annual periods beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is allowed for any removed or modified disclosures upon issuance of ASU 2018-13 and delayed adoption for the additional disclosures until their effective date. We are in the process of evaluating the impact that ASU 2018-13 will have on our consolidated financial statements and associated disclosures.
In August 2018, the FASB issued ASU 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20)—Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans, as part of its disclosure framework project to improve the effectiveness of disclosures in the notes to financial statements. ASU 2018-14 modifies and clarifies disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. The amendments remove certain disclosure requirements and require additional disclosures including the weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates, an explanation of the reasons for significant gains and losses related to changes in the benefit obligation for the period, the projected benefit obligation ("PBO") and fair value of plan assets for plans with PBOs in excess of plan assets, and the accumulated benefit obligation ("ABO") and fair value of plan assets for plans with ABOs in excess of plan assets. ASU 2018-14 is effective for public business entities for fiscal years ending after December 15, 2020, on a retrospective basis to all periods presented with early adoption allowed. We are in the process of evaluating the impact that ASU 2018-14 will have on our consolidated financial statements and associated disclosures.
In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, to improve current U.S. GAAP by clarifying the accounting for implementation costs of a hosting arrangement that is a service contract. The amendments align the requirements for capitalizing implementation costs incurred in a cloud computing arrangement (hosting arrangement) that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The amendments require costs for implementation activities in the application development stage to be capitalized depending on the nature of the costs, and costs incurred during the preliminary project and post-implementation stages to be expensed as the activities are performed. ASU 2018-15 also requires the entity (customer) to expense capitalized implementation costs of a hosting arrangement that is a service contract over the term of the hosting arrangement, and the entity (customer) to present the expense related to the capitalized implementation costs in the same line item in the statement of income as the fees associated with the hosting element (service) of the arrangement, as well as to classify payments for capitalized implementation costs in the statement of cash flows in the same manner as payments made for fees associated with the hosting element. ASU 2018-15 is effective for public business entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. ASU 2018-15 can be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption, with early adoption allowed. We are in the process of evaluating the impact that ASU 2018-15 will have on our consolidated financial statements and associated disclosures.
In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808)—Clarifying the Interaction between Topic 808 and Topic 606, to clarify the interaction between ASC 808, Collaborative Arrangements ("ASC 808") and ASC 606, Revenue from Contracts with Customers ("ASC 606"). ASU 2018-18 is effective for public business entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption allowed. ASU 2018-18 can be applied retrospectively to the date of initial application of ASC 606, with cumulative effect of initially applying the amendments in this update adjusted to the opening balance of retained earnings of the later of the earliest annual period presented and the annual period that includes the date of the entity's initial application of ASC 606. The amendments in ASU 2018-18 can be applied to all contracts or only to contracts that are not completed at the date of initial application of ASC 606. We are in the process of evaluating the impact that ASU 2018-18 will have on our consolidated financial statements and associated disclosures.

Item 3.    Quantitative and Qualitative Disclosures About Market Risk
We are primarily exposed to the market risk associated with unfavorable movements in interest rates and foreign currencies. The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes in those factors. We do not purchase or hold any derivative financial instruments for speculative purposes.
Interest Rate Risk
The satellite communications industry is a capital intensive, technology driven business. We are subject to interest rate risk primarily associated with our borrowings. Interest rate risk is the risk that changes in interest rates could adversely affect earnings and cash flows. Specific risks include the risk of increasing interest rates on short-term debt, for planned new fixed-rate long-term financings, and for planned refinancings using long-term fixed-rate debt.

Excluding the impact of our outstanding interest rate cap contracts, approximately 83% of our debt, or $11.9 billion principal amount was fixed-rate debt as of both December 31, 2018 and March 31, 2019. We also perform interest rate sensitivity analyses on our variable-rate debt. While our variable-rate debt may impact earnings and cash flows as interest rates change, it is not subject to changes in fair values. Based on the level of fixed-rate debt outstanding at March 31, 2019, a 100 basis point decrease in market rates would result in an increase in fair value of this fixed-rate debt of approximately $460.2 million. These analyses indicate that a 100 basis point increase in interest rates would have an annual impact of approximately $24.0 million on our condensed consolidated statements of operations and cash flows as of March 31, 2019.
As of March 31, 2019, we held interest rate cap contracts with an aggregate notional amount of $2.4 billion which mature in February 2021. These contracts were entered into to mitigate our risk of interest rate increases on the floating rate term loans under our senior secured credit facilities. If LIBOR exceeds 1.89% prior to the 3 year expiration date of the contracts, the Company will receive the resulting increase in interest payment required to the term loan holders from the counterparties to the arrangement.
These interest rate cap contracts have not been designated for hedge accounting treatment in accordance with ASC 815, Derivatives and Hedging, and the changes in fair value of these instruments are recognized in earnings during the period of change.
Foreign Currency Risk
We do not currently use material foreign currency derivatives to hedge our foreign currency exposures. There have been no material changes to our foreign currency exposures as discussed in our Annual Report on Form 20-F for the year ended December 31, 2018.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings
We are subject to litigation in the ordinary course of business, but management does not believe that the resolution of any pending proceedings would have a material adverse effect on our financial position or results of operations.
Item 1A. Risk Factors
No material changes in the risks related to our business have occurred since we filed our Annual Report on Form 20-F for the year ended December 31, 2018.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3. Defaults upon Senior Securities
None.
Item 4. Mine Safety Disclosures
None.
Item 5. Other Information
None.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELSAT S.A.

Date: April 30, 2019	By	/s/ STEPHEN SPENGLER
Stephen Spengler
Chief Executive Officer

Date: April 30, 2019	By	/s/ JACQUES KERREST
Jacques Kerrest
Executive Vice President and Chief Financial Officer